ENNIS ®

Building on our past,

thriving in our future.

CONTENTS

3 Message to Shareholders

8 Financial Highlights
   Form 10-K
   Corporate Info

ENNIS BOARD OF DIRECTORS

Keith S. Walters
Chairman of the Board, CEO and President of Ennis, Inc.

John R. Blind
Retired and Former Vice President of the Printing and Carbonless Division of the Specialty Papers Business Unit of Glatfelter

Aaron Carter
Assistant Regional Vice President for Ross Stores, Inc.

Barbara T. Clemens
Retired and Former Vice President of Sales and Customer Service for Boise Paper, a division of Packaging Corporation of America

Gary S. Mozina
Chief Executive Officer of Stevenson Holdings, Inc.

Troy L. Priddy
President of Troy Priddy Custom Homes

Alejandro Quiroz
Chairman of the Board, President and CEO of InveStore

Michael J. Schaefer
Retired and Former Executive Vice President, CFO and Treasurer of Methodist Health Systems

Margaret A. Walters
Retired Educator

ENNIS CORPORATE EXECUTIVE OFFICERS

Keith S. Walters
Chairman of the Board, CEO and President

Vera Burnett
Chief Financial Officer and Treasurer

Wade Brewer
Chief Operating Officer

Dan Gus
General Counsel and Secretary



Keith S. Walters

Chairman, CEO & President

Letter To Shareholders

The results for the year have been available for some time, so I don't believe it is useful to analyze them again in detail. While this was not one of our strongest years, we feel we had a solid performance by making the adjustments needed to continue our track record of predictable results. We think this space is better used for discussions of the future. My style has always been to avoid corporate speak in these letters. I am asking some of our executives to make contributions to the letter with that same approach in mind. We will review this year's financial results before the executives share their comments.

Financial Results

The Company's net sales for the fourth quarter ended February 28, 2025, were $92.7 million compared to $97.4 million for the same quarter last year, a decrease of 4.8%. Our gross profit margin was $27.4 million, or 29.5% as compared to $27.7 million, or 28.4% for the same quarter last year. Net earnings for the quarter were $9.0 million, or $0.35 per diluted share as compared to $10.1 million, or $0.39 per diluted share for the same quarter last year. The Company's net sales for the fiscal year ended February 28, 2025, were $394.6 million compared to $420.1 million for fiscal year 2024, a decrease of 6.1%. Gross profit margin was $117.3 million, or 29.7% as compared to $125.3 million, or 29.8% for the prior fiscal year. Net earnings for the fiscal year were $40.2 million or $1.54 per diluted share, compared to $42.6 million, or $1.64 per diluted share for the prior fiscal year.

Competitive pricing from competitors placed downward pressure on our top line, resulting in a decline in the volume of products sold. Our acquisitions partially offset the sales volume decline by $13.2 million and positively impacted $0.04 per diluted share for the year. We have completed the implementations of our ERP systems and are beginning to see the margins of most of the acquired businesses to expected levels.



We have accomplished much of our success by continuing to find acquisitions which fit our model.

We continue to maintain a strong financial position with $72.5 million in cash and short-term investments. Working Capital of $119.4 million and no debt and a current ratio of 4.6 to 1.0, calculated by dividing our current assets by our current liabilities. During the fiscal year, we returned $92.0 million to shareholders in dividends which included a special dividend of $2.50 per share. Our profitability and strong financial condition allow us to continue operations and take advantage of acquisitions without incurring debt. Given those strengths, we also anticipate timely access to credit should larger acquisition opportunities materialize. We continue to focus on returning value to shareholders by delivering profitability and through our quarterly dividends.

Our strong financial results in fiscal 2025 reflect both the efficacy of our business model and our continued focus on improving our core value drivers.

During fiscal year 2025, we acquired the assets of Printing Technologies, Inc. (PTI) located in Indianapolis, IN. Founded in 1994, PTI is a leading manufacturer of innovative media solutions used in all types of printing technologies, including direct thermal, thermal transfer, ink jet, dot matrix and laser. PTI is a renowned brand with a diverse range of unique products and we are looking forward to leveraging these new capabilities to enhance Ennis' product offerings.

Subsequent to year-end, we acquired Northeastern Envelope in Old Forge, PA. Founded in 1966, Northeastern Envelope is a leading manufacturer to the trade of a wide variety of envelopes. In addition to their custom converting and manufacturing, Northeastern also inventories hundreds of double-window and single-window envelopes allowing for same-day shipping. Northeastern Envelope and the Burke family are well known and respected throughout the envelope manufacturing industry. The addition of Northeastern to our existing facilities, Wisco Envelope and National Imprint, strengthens Ennis' envelope converting and printing in this strategic part of the country where we service many customers.

I am privileged to report that this is the 28th shareholder letter I have written as CEO of the Ennis Inc. Corporation. In that time, Ennis has grown to be an important stabilizing factor in the markets we serve. We have accomplished much of our success by continuing to find acquisitions which fit our model. We have been able to accomplish this without incurring long term debt. Our balance sheet and P & L' s are significantly benefited by doing most of the closing and integration work in-house. The ability to self-fund our finances is due to our internal controls and the successful installation of our Enterprise Resource Planning (ERP) system in those acquisitions. Anyone that has attempted even one integration of an ERP system knows that success is not a foregone conclusion.

While I have no immediate plans to retire from Ennis, I feel it is important to introduce our shareholders to some of our key executives. These are the people that have made our success possible for such a sustained period of time. They are also the employees I would expect to play an important role in our company moving forward when I do retire or move into a more limited role in the company.

While the five executives I will highlight in this letter are not a complete list of our bench of talent, it is a good cross-section of the key areas of the business. I am asking each of them to write a section on their current duties, goals they envision for the company, management style, or anything they feel is important for the shareholders to evaluate the future of the company.

WADE BREWER
Chief Operating Officer

I have been in the printing industry over forty-one years. PrintXcel and Printegra were part of an Ennis acquisition consisting of eleven facilities acquired in 2012 overseen by me as the VP of Operations. After speaking with Keith Walters about his operating system, I took on the role of General Manager controlling three facilities to learn and understand the Ennis system and culture. I later moved to the position of Ennis Business Unit Director over seventeen facilities before moving in to the Director of Manufacturing role. In 2024, I moved into the role of Chief Operating Officer with responsibility of all facilities via three Business Unit Directors, the System Implementation Team and the VP of Sales and Marketing reporting directly to me. I have spent the last several years reporting directly to, and learning from Keith Walters, our Chairman and CEO.

Our operations group continues to control cost with the business situations each facility encounters. Our operating systems consistently adjust our real time cost to incoming business. This allows the General Manager to adjust what the businesses environment dictate our needs are in real time. The Ennis system also allows our Business Unit Directors to monitor multiple plants simultaneously. The in-depth Ennis system design we use for our operations is nonexistent in the print manufacturing world today based on my experience.

The current environment has presented a unique challenge in the market due to the announcement of the Pixelle mill closure in Chillicothe, OH. This closure removes from the market all carbonless roll paper produced in North America. This change has also reduced the amount of uncoated freesheet offered by Pixelle. This closure has caused disruption in the entire traditional forms market.

Ennis will cover the needs of customers in the same fashion as we did during the pandemic. Our multiple plant inventory and consigned inventories have given us a long runway to work with foreign carbonless vendors.

Our national footprint of multiple carbonless facilities also helps us in saving costs by producing products in regional shipping lanes reducing our transportation spend to customers.

We at Ennis recognize the disruption issues this mill closure has caused our industry. We would like to share that our thoughts are with the employees at the Chillicothe mill. Pixelle has been an amazing partner with Ennis for many years. We wish them all the very best.

While the above-mentioned mill is closing, the Spring Grove and Freemont mills will not be affected. Uncoated papers, security paper and carbonless sheets will still be available. This insures Pixelle continues to supply Ennis with raw material, keeping our long-term relationship strong.

Our UMC facility near Kansas City has continued to show positive returns. Ennis added several pieces of state-of-the-art equipment to UMC recently. These additions allowed UMC to produce orders from our School Photo Marketing facility previously outsourced. We were also able to purchase additional equipment for our PrintXcel Toledo, OH facility that will allow us to produce in-house all marketing flyer work for our school photographer customers. We can now produce in-house all products from our School Photo Marketing facility previously outsourced to non-Ennis facilities.

Our operations team is also diligently working on systems training with our new acquisitions, Northeastern Envelope Company in Old Forge, Pennsylvania and Envelope Super Store in Hiram, Georgia. This allows us to ensure all personnel are trained and knowledgeable on our operating system. This training will be completed by our second quarter. The system training process has been streamlined over the past two years. We now see our systems and processes installed much quicker than we had in the past. This allows Ennis to work through multiple acquisitions at an accelerated rate.

Our team continues to monitor the lease costs and other fixed cost that affect facility profitability to ensure we preplan potential tuck-ins, consolidations and/or acquisitions. Our national footprint enhances our ability to serve our customers with minimal freight cost and turn times.

Regardless of what we see in business conditions and sales fluctuations, we continue to use our costing system to maintain gross margins. The operations team continues to work together to define and implement our cost-saving processes, which maximizes profitability. Our newly appointed VP of Sales and Marketing's dedication to collaborate even closer with our Operations Team promises a great year for Ennis and our shareholders.

DAN GUS
General Counsel and Assistant Secretary

I have been the Company's general counsel since 2021 after 10 years of service as its outside counsel. I am responsible for all of the Company's legal service needs, but I did not make the move to Ennis just to run a legal department. I came to Ennis to help run a successful company that generates value for its shareholders.

Years ago, I was a partner in a Dallas law firm litigating business disputes. I was a successful trial lawyer, but I wanted to be more than just a skilled lawyer at a good firm. My work all boiled down to allocating losses and I wanted it to have greater significance than that. I wanted to create value, not just allocate losses, so I resigned from my partnership and opened up a one-man shop in Dallas' southern suburbs. When that first client check came in – from Ennis by the way - I knew my venture would succeed. Faster than I would have imagined, I built a firm larger than my former Dallas firm. I launched other successful businesses along the way that were complementary to the law firm.

Keith Walters then approached me in late 2020 about joining Ennis as part of its executive succession plan. I knew Ennis was a great company and joining its executive team was the perfect opportunity to help create value on a whole other level.

I revamped the Company's team of outside counsel and have brought work back in-house to save money for the Company and its shareholders. I manage all of the Company's litigation matters. I work with our CFO on SEC reporting and compliance matters. I review, draft and negotiate contracts with customers and vendors. I work with the Board on a wide variety of governance matters. As gratifying as that has been, I like doing more than just legal work.

I embraced the responsibilities required to develop skills and knowledge to help run the Company. A few months after I joined Ennis, Keith Walters was sidelined with a positive COVID test during the week our general managers present their annual marketing and budget plans. Keith hated missing such important presentations, but he turned it into a training opportunity. He worked with me and Wade Brewer over the phone every day to review the managers' written presentations so that Wade and I would be prepared to question the managers about the details of their marketing and budget plans. This crash course forced me to become familiar with the diverse capabilities, operations, finances and managers of all the Company's plants.

Keith assigned me to supervise the Company's marketing department and learn how Ennis markets its plants and products to a diverse distributor base. I serve on the committees that oversee our various benefit plans and improvements to our I.T. systems. I mastered the details of our self-insured medical plan to help Ennis defend against a Department of Labor audit that threatened a plan that has saved the Company and its employees millions of dollars. When Ron Graham retired earlier this year, I inherited his responsibilities for the Company's human resources team.

I broadened my understanding of the Company's business and the printing industry by taking a leading role in vetting and buying other printing businesses. I review dozens of potential acquisitions every year. I analyze each company's financial statements, prepare the financial pro forma, and lead the due diligence work. I do site visits to help decide whether a business is a good fit for Ennis. Ennis is selective about acquisition opportunities. We have a steady stream of opportunities presented to us, but we don't set arbitrary acquisition goals to close deals just for the sake of doing an acquisition. We don't just look to do deals; we look to do the right deals. We are confident that the right acquisition opportunities will be available to us for years to come.

When we identify the right acquisition opportunities, we handle the purchase negotiations and preparation of the transaction documents without the assistance of outside counsel, which has substantially reduced our acquisition costs. My acquisition work continues after the closing as our team approach carries over to the work of integrating new acquisitions into our business systems.

These responsibilities have developed my ability to manage like a manufacturing executive. Keith recently assigned me to lead the team that negotiated and closed the purchase

of Northeastern Envelope Company, the largest acquisition during my time with the Company. The owner commented that his attorney and accountant were both worried about how fast we had gone from the letter of intent to the closing day. As he compared me to his lawyer, he commented, "You don't talk or act like a lawyer. You think like a business guy."

To me, that was high praise that signified that I had completed the transition from skilled attorney to seasoned business executive. I am grateful that Ennis has provided me that opportunity and I am excited to be a part of Ennis' promising future.

VERA BURNETT
CFO and Treasurer

I have been with the company since 1997, more than 28 years. I was initially hired as an accounting manager and now serve as the Chief Financial Officer and Treasurer. I graduated from the University of Texas at Arlington with a Bachelor of Business Administration degree. I hold designations as Certified Public Accountant (CPA) and Chartered Global Management Accountant (CGMA).

My experience prior to Ennis was as controller of a small business. I implemented the company's accounting system and learned the accounting set up through practical application and gained hands-on experience in various areas of business. In public accounting. I worked in audit and tax mostly with small businesses allowing me to gain diverse skills and knowledge.

One of the reasons I appreciate working at Ennis is that I have always enjoyed working with small businesses. Although we are a larger corporation, our plants operate with the flexibility and agility of small companies. Each General Manager has the autonomy to make key decisions related to pricing, production, labor, and customer relations. This enables them to respond quickly to market demands and optimize profitability. The small-business mindset allows our plants to build strong customer relationships, offer tailored solutions, and adapt operations swiftly to meet specific needs.

Ennis provides the advantages of a larger organization, such as pricing power with vendors, advanced ERP systems, and reduced burdens around accounting, tax compliance, and legal fees. The finance team acts as a support function to help the plants maintain and grow their operations. The team handles cash management, inventory cost, customer and vendor setups, payroll and all taxes. This balance of entrepreneurial spirit and corporate support makes Ennis a unique and rewarding place to work.

We have tripled the number of plant locations through acquisitions since I joined Ennis in 1997. While our transaction and regulatory volume has increased, we have successfully kept our corporate accounting staff lean by streamlining processes and leveraging technology. The Corporate Finance team has worked closely with our Information Technology team to implemented a fully integrated ERP system that allows us to consolidate financials quickly and efficiently each month with minimal manual effort. We have also refined our integration process to ensure that new acquisitions are typically onboarded into our quoting and manufacturing systems within one year, often with most ERP modules integrated within just a few months.

Ennis ERP system allows our individual plants to enter their own data while maintain centralized control functions at the corporate level. This structure allows for localized timely data entry and decision-making at the plant level, while enabling the corporate finance to manage and review financial statements and critical financial functions. Our clear approval levels for cash expenditures and cost justification requirements for capital projects prevent waste and ensures responsible financial management. This process helps ensure that expenditures are necessary, reasonable, and aligns with our objectives. Each plant's financials are reviewed by its General Manager, Business Unit Director, Officers and the Board of Directors. I believe our financial transparency leads to better decision-making and can ultimately increase profitability.

> **Our consistent performance, even in more challenging years, is a credit to our operating model**

— **STEVEN OSTERLOH** —
Vice President Sales & Marketing

May 18th marked my 27th anniversary at Ennis. I am grateful to have spent most of my career at Ennis because it has allowed me to provide for my family, grow professionally, and build many friendships throughout our industry.

I've been asked many times why I have stayed with one company for so long. The answer is easy. Ennis is a well-run, financially conservative company with a lean management team that gave me opportunities to play an important role within an industry-leading public company. My responsibilities have grown over the years, but even early in my career I had direct access to the executive team giving me the opportunity to make and influence decisions. My career started with Wallace Computer Services, one of the best-run companies in the printing industry that was known for its excellent sales training programs. Those programs and the experience of working on multi-million-dollar accounts gave me an excellent foundation for my move to Ennis. My experience at Wallace helped me relate to many of Ennis' distributors who also had worked at some of the major direct manufacturers. Some of those relationships have lasted more than 25 years and we are now working with their sons or daughters who are now leading those distributor businesses.

Keith Walters started with Ennis in 1997 and my arrival was about a year later. Over the last 27 years, the Company has achieved significant growth in total customers, product lines, locations and shareholder returns. The Company has added numerous locations and brands through acquisitions and tuck-ins. Working on integrating these acquisitions throughout my time at Ennis has always been rewarding. My more recent work in helping discover or identify acquisition opportunities has been even more rewarding. Helping Ennis expand into new locations and product lines allows me to support our customers as they grow their businesses by providing a single partner that can meet many of their customers' needs.

My responsibilities over the years have focused on marketing, e-commerce, and selling to our franchise or larger distributor customers. Chief Revenue Officer Terry Pennington's recent retirement provided an opportunity to combine the roles of VP of Marketing and Head of Sales into one position. Terry worked closely with me over the past year to ensure a smooth transition in which the Company did not lose his wealth of knowledge and relationships upon his retirement. We are even seeing increased business due to our collaboration in making this important transition.

Consolidation of the sales and marketing functions under one leader was a logical evolution and will best serve the company by aligning our message through one voice. This year we will be focusing on getting our National Sales Team, Marketing, General Managers and our front-line plant employees working together to focus on profitable selling. Top-line sales are a priority, but not at the sacrifice of profits. I've worked closely with our General Managers throughout my career and the trustful, working relationships we have developed will assist us in reaching these new goals.

The printing industry continues to evolve. Our distributor channel continues to see consolidation as older owners look to exit the business. Our larger distributor customers are gaining more traction in national accounts historically serviced by the major direct manufacturers. The remaining major direct manufacturers are exiting the manufacturing of select product segments opening up opportunities for Ennis to be their manufacturer of choice. Acquisition and tuck-in market activity is increasing. Ennis is well-positioned to benefit from this evolution.

Our management team is diverse in our expertise and together we complement each other. I am looking forward to the future just as much as I am proud of what we've accomplished so far.

WAYNE LEAKS
Director of I.T.

I am a second-generation Ennis employee for 32 years. My mom retired from the Ennis custom plant after 39 years of service. My mom and I were featured together in a publication in 2009 during the Ennis centennial anniversary. I graduated from the University of North Texas with a Bachelors in Computer Science in 1992. This was shortly after the recession of 1991 and two years before the Internet boom, so the I.T. job market was slow. I had worked part-time at the Ennis plant as a shrink wrapper during the summer months of college. After college I continued working at the Ennis plant while my I.T. job search continued. The General Manager at the plant had ideas about utilizing my computer skills in other departments at the plant and he hired me full-time. I worked in Composition helping with system maintenance, data backups, and server upgrades. I also worked with customer service helping with quoting and doing maintenance on the customer service computers. My experience in these various departments at the plant was extremely valuable and I am grateful for it.

A few months later, the Data Processing Manager at the Ennis corporate office reached out to me. Ennis had recently hired a new Data Processing Manager. He was working on his plan to move Ennis from the legacy Burroughs mainframe system to a new ERP system. He believed I could be a valuable asset in that effort and hired me as an employee in the Data Processing department at the corporate office. My first position was Helpdesk Technician, where I was responsible for setting up desktop computers and training corporate employees on the use of these new computers. The corporate office was still located in Ennis, Texas at that time. When I graduated college, I assumed I would need to find a job with a company in the DFW metroplex in order to utilize my computer skills. What a blessing it was to find a job where I could make use of my computer skills in my home town where the company was founded and I have lived my entire life. I am also now the Pastor of a local church in Ennis, Texas and I was recently elected as a Trustee to the Ennis ISD school board.

Next, I was promoted to Network Administrator where I designed and led the installation of the Ennis-wide area network. This made it possible for the plants to connect to the new Ennis email server, web server and new ERP system. 1994 and 1995 would be important years for my career and for Ennis as a company. The World Wide Web was in its infancy but quickly experiencing exponential growth. Also, in 1995 the Internet was fully commercialized in the U.S. I was able to help place Ennis among those companies at the forefront of this new technology and the tremendous potential it offered for business growth. In June 1995 I registered the domain name ennis.com and Ennis purchased its first Windows servers for company email and the Company's first website. For the next 28 years I continued to maintain the company's network, servers, and security.

In the fall of 2021, I was promoted to Director of I.T. I am extremely grateful to our CEO Keith Walters for his confidence in allowing me this opportunity. I am also grateful for all the support and guidance of former V.P. of Administration Ron Graham. What a tremendous journey it has been for me these 32 years since my first days as a pat time shrink wrapper to the Director of I.T. today.

Ennis has been wonderful to me. Now I look forward to achieving new milestones with the fantastic team we have assembled today. In today's world, there are so many challenges that I.T. departments face with cybersecurity at the forefront. The Ennis systems are a huge part of the success of our company and Ennis is deeply committed to protecting the data of employees and customers. Having designed the Ennis network from the ground up 32 years ago, I feel I am in a great position to lead that effort. Effective security is a team effort and I am extremely proud of the team we have assembled. I look forward to leading the next generation of talented team members who will continue to keep Ennis network and systems safe and secure.

BOARD DISCUSSION

We will have two new Board members on the Ennis Board of Directors after the shareholders meeting. Mr. John Blind notified us that after serving on the Board for nine years he would not be running for reelection for another three-year term. Mr. Blind informed us he wished to spend more time with his friends and family moving forward. The position required extensive travel on his part as he currently resides in Ohio. John served as Chair of the Nominating and Governance Committee, a member of the Compensation Committee, and as the Lead Director. We would like to thank John for the work and advice he provided over those nine years. John gave us several months' notice, enabling the Nominating and Governance Committee to do a complete search and vetting process as required. The focus was to look for a financial expert with heavy experience in public companies plus Securities Exchange Commission knowledge and experience. This is an area the Board felt we needed to strengthen from both a depth and knowledge standpoint. We found that in our nominee.

Mr. Wally Gruenes, a former National Managing Partner of Consumer and Industrial Products at Grant Thornton, will sit for election to the Company's Board of Directors at the annual shareholders meeting. Upon his election, it is anticipated that Mr. Gruenes will succeed Mr. Schaefer as chair of the Board's Audit Committee.

The Board also has made the decision to not nominate Mr. Michael Schaefer for another three-year term. We published an 8-K in early May which gave color to the Board decision on Mr. Schaefer making it redundant to repeat here. Unfortunately, this change in circumstances did not give the Nominating and Governance Committee the time needed to properly complete a search and vetting process on a second nominee by the time frame required to publish the proxy statement. Therefore, we will have just two nominees in the proxy this year. The Board plans to appoint an additional director to serve a one-year term as the opening occurs after the shareholders meeting. The intent is for that one-year director to be an independent director by SEC guidelines. Next year the Board intends to have four candidates on the ballot for the shareholders to approve.

MANAGEMENT CHANGES

After decades of dedicated service, we announce the retirements of two respected leaders. Ronald Graham, Vice President of Administration, with 27 years of service and Terry Pennington, Chief Revenue Officer with 19 years of service. We extend our deepest gratitude for their countless contributions and wish them both a fulfilling and well-earned retirement.

LOOKING AHEAD

Reflecting on my 28th year writing this letter reminds me that the foundation of Ennis' success has always been its people. They are the ones who have built a company that consistently generates reliable results even in changing times. Our consistent performance, even in more challenging years, is a credit to our operating model, conservative financial approach and our commitment to doing things the right way.

This year, I've chosen to spotlight key members of our leadership team—not just to recognize their contributions, but to provide you, our shareholders, with a window into the strength of the bench that will carry Ennis forward. These executives play an increasingly vital role in our daily operations and long-term strategy and I believe you'll share my confidence in their capabilities.

Our focus remains on disciplined growth, strong returns, and operational excellence. We will continue to identify opportunities that align with our model, invest in our systems and people, and make decisions that put long-term shareholder value at the center.

On behalf of our board, our leadership team, and the entire Ennis organization, thank you for your continued trust and support.

Sincerely,

Keith S. Walters

Keith S. Walters
Chairman, President & CEO

FINANCIAL HIGHLIGHTS

WORKING CAPITAL
— in millions —



*$65 million was returned to shareholders in a special dividend in November 2024.

LONG-TERM DEBT
— in millions —

0.0m 0.0m 0.0m
2023 2024 2025

CURRENT RATIO
— to 1.0 —



LONG-TERM DEBT TO EQUITY RATIO
— to 1.0 —



0.0 0.0 0.0
2023 2024 2025

SELECTED CONSOLIDATED FINANCIAL DATA

| | FISCAL YEAR ENDED | | |
| | (Dollars and shares in thousands, except per share amounts) | | |
	2025	**2024**	**2023**
Net Sales	**$394,618**	$420,109	$431,837
Gross profit margin	**117,294**	125,342	131,050
Earnings before taxes	**55,454**	59,123	64,930
Net earnings	**$40,222**	$42,597	$47,300
Earnings and dividends per share:			
Basic	**1.55**	1.65	1.83
Diluted	**1.54**	1.64	1.82
*Dividends	**3.50**	1.00	1.00
Weighted average common shares outstanding:			
Basic	**26,025**	25,843	25,819
Diluted	**26,159**	25,940	25,951

*$65 million was returned to shareholders in a special dividend in November 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended February 28, 2025

OR

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission File Number 1-5807

ENNIS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Texas	75-0256410
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
2441 Presidential Pkwy., Midlothian, Texas	**76065**
(Address of Principal Executive Offices)	**(Zip code)**

(Registrant's Telephone Number, Including Area Code) (972) 775-9801

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $2.50 per share	EBF	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated Filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company.	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-a(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant as of August 31, 2024 was approximately $599 million. Shares of voting stock held by executive officers, directors and holders of more than 10% of the outstanding voting stock have been excluded from this calculation because such persons may be deemed to be affiliates. Exclusion of such shares should not be construed to indicate that any of such persons possesses the power, direct or indirect, to control the Registrant, or that any such person is controlled by or under common control with the Registrant.

The number of shares of the Registrant's Common Stock, par value $2.50, outstanding at May 6, 2025 was 26,053,221.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2025 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

ENNIS, INC. AND SUBSIDIARIES
FORM 10-K
FOR THE PERIOD ENDED FEBRUARY 28, 2025

TABLE OF CONTENTS

PART I:
Item 1   Business.. 4
Item 1A   Risk Factors... 8
Item 1B   Unresolved Staff Comments... 13
Item 1C   Cybersecurity.. 13
Item 2   Properties... 14
Item 3   Legal Proceedings 16
Item 4   Mine Safety Disclosures... 16

PART II:
Item 5   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
       Purchases of Equity Securities.. 16
Item 7   Management's Discussion and Analysis of Financial Condition and Results of Operations 19
Item 7A   Quantitative and Qualitative Disclosures about Market Risk.......................... 26
Item 8   Consolidated Financial Statements and Supplementary Data 26
Item 9   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 26
Item 9A   Controls and Procedures.. 26
Item 9B   Other Information.. 27
Item 9C   Disclosure Regarding Foreign Jurisdiction that Prevent Inspections 27

PART III:
Item 10   Directors, Executive Officers and Corporate Governance 28
Item 11   Executive Compensation 28
Item 12   Security Ownership of Certain Beneficial Owners and Management and Related
       Stockholder Matters.. 28
Item 13   Certain Relationships and Related Transactions, and Director Independence 28
Item 14   Principal Accountant Fees and Services... 28

PART IV:
Item 15   Exhibits and Financial Statement Schedules 29
       Signatures 30

Cautionary Statements Regarding Forward-Looking Statements

All of the statements in this Annual Report on Form 10-K, other than historical facts, are forward-looking statements, including, without limitation, the statements made in the "Management's Discussion and Analysis of Financial Condition and Results of Operations," particularly under the caption "Overview." As a general matter, forward-looking statements are those focused upon anticipated events or trends, expectations, and beliefs relating to matters that are not historical in nature. The words "could," "should," "feel," "anticipate," "aim," "preliminary," "expect," "believe," "estimate," "intend," "intent," "plan," "will," "foresee," "project," "forecast," or the negative thereof or variations thereon, and similar expressions identify forward-looking statements.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for these forward-looking statements. In order to comply with the terms of the safe harbor, Ennis, Inc. notes that forward-looking statements are subject to known and unknown risks, uncertainties and other factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the control of Ennis, Inc. These known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those matters expressed in, anticipated by or implied by such forward-looking statements.

These statements reflect the current views and assumptions of management with respect to future events. Ennis, Inc. does not undertake, and hereby disclaims, any duty to update these forward-looking statements, even though its situation and circumstances may change in the future. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this report. The inclusion of any statement in this report does not constitute an admission by Ennis, Inc. or any other person that the events or circumstances described in such statement are material.

We believe these forward-looking statements are based upon reasonable assumptions. All such statements involve risks and uncertainties, and as a result, actual results could differ materially from those projected, anticipated or implied by these statements. Such forward-looking statements involve known and unknown risks, including but not limited to the impact of the internet and other electronic media on the demand for forms and printed materials; general economic, business and labor conditions, including the potential adverse effects of potential recessionary concerns, inflationary issues, U.S. import tariffs and supply chain disruptions; and the potential impact on our operations; our ability to implement our strategic initiatives and control our operational costs; dependence on a limited number of key suppliers; our ability to recover the rising cost of raw materials and other costs (including energy, freight, labor, and benefit costs) in markets that are highly price competitive and volatile; uninsured losses, including those from natural disasters, catastrophes, pandemics, theft or sabotage; our business operations, our workforce, our supply chain and our customer base; our ability to timely or adequately respond to technological changes in the industry; cybersecurity risks; the impact of foreign competition, tariffs, trade regulations and import restrictions; customer credit risk; competitors' pricing strategies; a decline in business volume and profitability could result in an impairment in our reported goodwill negatively impacting our operational results; our ability to retain key management personnel; and our ability to identify, manage or integrate acquisitions.

PART I

ITEM 1. BUSINESS

Overview

Ennis, Inc. (formerly Ennis Business Forms, Inc.) (collectively with its subsidiaries, the "Company," "Registrant," "Ennis," or "we," "us," or "our") was organized under the laws of Texas in 1909. Ennis is primarily a "trade printer" that manufactures a broad range of printed products that are resold throughout the United States through a network of independent distributors. This distributor channel encompasses independent print distributors, commercial printers, direct mail, fulfillment companies, payroll and accounts payable software companies, and advertising agencies, among others. We also sell products to many of our competitors to satisfy their customers' needs.

Business Overview

Our management believes we are the largest provider of business forms, pressure-seal forms, labels, tags, envelopes, and presentation folders to independent distributors in the United States.

We are in the business of manufacturing, designing and selling business forms and other printed business products primarily to distributors located in the United States. We operate 56 manufacturing plants throughout the United States in 20 strategically located states as one reportable segment; printing services and manufacture of business forms. Approximately 94% of the business products we manufacture are custom and semi-custom products, constructed in a wide variety of sizes, colors, number of parts and quantities on an individual job basis, depending upon the customers' specifications.

The products we sell include snap sets, continuous forms, laser cut sheets, tags, labels, envelopes, integrated products, jumbo rolls and pressure sensitive products in short, medium and long runs under the following labels: Ennis®, Royal Business Forms®, Block Graphics®, ColorWorx®, Enfusion®, Uncompromised Check Solutions®, VersaSeal®, Ad Concepts℠, FormSource Limited℠, Star Award Ribbon Company®, Witt Printing®, Genforms®, PrintGraphics®, Calibrated Forms®, PrintXcel®, Printegra®, Forms Manufacturers℠, Mutual Graphics®, TRI-C Business Forms℠, Major Business Systems℠, Independent Printing℠, Hayes Graphics®, Wright Business Graphics℠, Wright 360℠, Integrated Print & Graphics℠, the Flesh Company℠, AmeriPrint℠; Stylecraft℠, UMC Print℠; Eagle Graphics℠, Diamond Graphics℠ and Printing Technologies℠. We also sell the Adams McClure® brand (which provides Point of Purchase advertising); the Admore®, Folder Express®, and Independent Folders® brands (which provide presentation folders and document folders); Ennis Tag & Label℠ (which provides custom printed, high performance labels and custom and stock tags); Allen-Bailey Tag & Label℠, Atlas Tag & Label®, Kay Toledo Tag®, and Special Service Partners® (SSP) (which provides custom and stock tags and labels); Trade Envelopes®, Block Graphics®, Wisco®, and National Imprint Corporation® (which provide custom and imprinted envelopes); Northstar® and General Financial Supply® (which provide financial and security documents); Infoseal℠ and PrintXcel® (which provide custom and stock pressure seal documents). School Photo Marketing and National School Forms are a one-stop shop for over 1,400 school portrait photographers and professional photo labs nationwide, providing them with a complete array of products and services that reach over 15 million families and 30,000 schools, primarily in the K-8 market. We sell predominantly through independent distributors, as well as to many of our competitors. Northstar Computer Forms, Inc., one of our wholly-owned subsidiaries, also sells direct to a small number of customers, generally large banking organizations (where a distributor is not acceptable or available to the end-user). Adams McClure, LP, a wholly-owned subsidiary, also sells direct to a small number of customers, where sales are generally through advertising agencies.

The printing industry generally sells its products either predominantly to end users, a market dominated by a few large manufacturers, such as R.R. Donnelley and Taylor Corporation, or, like the Company, through a variety of independent distributors and distributor groups. While it is not possible, because of the lack of adequate public statistical information, to determine the Company's share of the total business products market, management believes the Company is the largest producer of business forms, pressure-seal forms, labels, tags, envelopes, and presentation folders in the United States distributing primarily through independent distributors.

There are a number of competitors that operate in this segment. We believe our strategic locations and buying power permit us to compete on a favorable basis within the distributor market on competitive factors, such as service, quality, and price.

Distribution of business forms and other business products throughout the United States is primarily done through independent distributors, including business forms distributors, resellers, direct mail, commercial printers, software companies, and advertising agencies.

Raw materials principally consist of a wide variety of weights, widths, colors, sizes, and qualities of paper for business products purchased primarily from one major supplier at favorable prices based on our high volume of business with that supplier relative to our competitors.

Business products usage in the printing industry is generally not seasonal. General economic conditions and contraction of the traditional business forms industry are the predominant factors in quarterly volume fluctuations.

Recent Acquisitions

We have completed a number of acquisitions in recent years.

On June 26, 2024, we acquired the assets and business of Printing Technologies, Inc. ("PTI") in Indianapolis, Indiana. In the last full year preceding the acquisition, PTI generated approximately $12.5 million in combined sales. The acquisition of PTI strengthens our production capabilities and diversifies our product offerings to serve our large and growing customer base.

On October 11, 2023, we acquired the assets and business of Eagle Graphics, Inc. ("Eagle") in Annville, Pennsylvania, and Diamond Graphics, Inc. ("Diamond") in Bensalem, Pennsylvania. In the last full year preceding the acquisition, Eagle and Diamond generated approximately $8.7 million in combined sales. The acquisition of these facilities strengthens our production capabilities to serve our large and growing customer base in the Northeast part of the country.

On June 2, 2023, we acquired the assets and business of UMC Print ("UMC") in Overland Park, Kansas, which reported approximately $16.1 million in 2022. The addition of UMC added new commercial printing capabilities, expanded our distributor customer base and provided our existing distributors with new product offerings to further drive their growth.

On May 23, 2023 we acquired the real estate and operations of Stylecraft Printing Company ("Stylecraft") in Canton, Michigan, which prior to the acquisition generated approximately $7.0 million in sales for its fiscal year ended December 31, 2022. Stylecraft is a trade only printer since 1967 specializing in business forms, integrated products and commercial printing.

Patents, Licenses, Franchises and Concessions

Other than the patent for our VersaSeal® product, we do not have any significant patents, licenses, franchises, or concessions.

Intellectual Property

We market our products under a number of trademarks and trade names. The protection of our trademarks is important to our business. We believe that our registered and common law trademarks have significant value and these trademarks are important to our ability to create and sustain demand for our products. We have registered trademarks in the United States for Ennis®, EnnisOnline℠, Block Graphics®, Enfusion®, 360º Custom Labels℠, Admore®, CashManagementSupply.com℠, Securestar®, Northstar®, MICRLink®, MICR Connection™, General Financial Supply®, Calibrated Forms®, PrintXcel®, Printegra®, Trade Envelopes®, Witt Printing®, Genforms®, Royal Business Forms®, Crabar/GBF℠, BF&S℠, Adams McClure®, Advertising Concepts™, ColorWorx®, Allen-Bailey Tag & Label℠, Atlas Tag & Label®, Printgraphics℠, Uncompromised Check Solutions®, VersaSeal®, VersaSeal SecureX®, Folder Express®, Wisco®, National Imprint Corporation®, Star Award Ribbon®, Kay Toledo Tag®, Falcon Business Forms℠, Forms Manufacturers℠, Mutual Graphics®, TRI-C Business Forms℠, SSP®, EOSTouchpoint®, Printersmall®, Check Guard®, Envirofolder®, Independent®, Independent Checks®, Independent Folders®, Independent Large Format Solutions®, Wright Business Graphics℠, Wright 360℠, Integrated Print & Graphics℠, the Flesh Company℠, Megaform℠, Safe®, Infoseal℠, Stylecraft℠, UMC Print℠, Eagle Graphics℠, Diamond Graphics℠, Printing Technologies and variations of these brands as well as other trademarks. We have similar trademark registrations internationally for certain trademarks.

Customers

Our customer population includes one customer with 5.3% of our consolidated accounts receivables and no single customer account for as much as five percent of our consolidated net sales at fiscal year ended February 28, 2025. No single customer accounts for as much as five percent of our consolidated net sales or accounts receivables during fiscal years 2024 or 2023.

Backlog

At February 28, 2025, our backlog of firm orders was approximately $25.7 million, compared to approximately $33.7 million at February 29, 2024. The reduction in backlog from fiscal 2024 to fiscal 2025 is due primarily to a combination of change in product mix requiring shorter lead times for ordering and reduction in sales volume.

Research and Development

While we seek new products to sell through our distribution channel, there have been no material amounts spent on research and development in fiscal years 2025, 2024 or 2023.

Environment

We are subject to various federal, state, and local environmental laws and regulations concerning, among other things, wastewater discharges, air emissions and solid waste disposal. Our manufacturing processes do not emit substantial foreign substances into the environment. We do not believe that our compliance with federal, state, or local statutes or regulations relating to the protection of the environment has any material effect upon capital expenditures, earnings or our competitive position. There can be no assurance, however, that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional expenditures. Similarly, the extent of our liability, if any, for past failures to comply with laws, regulations, and permits applicable to our operations cannot be determined.

Environmental Stewardship

Ennis respects the environment and makes all attempts to protect our natural resources. We believe we comply with all laws and regulations regarding the use and preservation of our land, air, and water. This principle has been part of our Code of Conduct since 2005. Our goal of operating in an environmentally responsible manner aligns with our goals of operating a profitable and responsible business. For example, we recycle waste material generated in our printing processes to generate income from selling the scrap material. We recycled 21.1 million pounds of paper and 1.1 million pounds of cardboard and cores in fiscal year 2025. Additionally, the use of soy-based inks allow us to avoid cleaning solutions that may pose environmental hazards. We use environmentally friendly cleaning agents to insure that our wastewater is not contaminated and does not require special disposal.

Many of our plants engage with local energy suppliers to ask for recommendations on lowering energy usage. Participation in these energy audits generally results in replacing old lighting with more efficient LED lighting. Additionally, newer digital technology, which we have implemented in several of our locations, relies on less energy than older web-based presses due to shorter runs and ink jet technology.

Another aspect of our business model which reduces carbon emissions is the reduction in transportation costs for our employees, as well as our customers. A number of our facilities are located in small towns where the employees have a short commute, and travel time is minimal. Our geographical dispersion reduces the amount of transportation time and distance associated with delivering our products to our customers. Likewise, we use third party transportation and logistical companies to pick up and deliver our products. Partnering with larger shipping organizations that have the scale to be more resourceful and implement more energy efficient delivery methods enables us to ship our products in an efficient and effective manner.

Our primary supplier of paper is vital to our business as they supply raw materials that are minimally altered during the production process. Our primary supplier is SFI, FSC and PEFC certified. The SFI Forest Management Standard covers key values such as protection of biodiversity, species at risk and wildlife habitat; sustainable harvest levels; protection of water quality; and prompt regeneration. FSC certification ensures that that paper we buy from SFI comes from responsibly-managed forests that provide environmental, social and economic benefits. PEFC cares for forests globally and locally. They work to protect our forests by promoting sustainable forest management through certification. This means that all can benefit from the many paper products that forests provide now, while ensuring these forests will be around for generations to come. The Company's primary paper supplier ensures that all of their supply chain materials are sourced with similar accredited suppliers allowing for more transparency and a more trustworthy supplier commitment to quality, safety and the protection of our natural resources.

Additionally, we use material safety sheets which outline potential hazardous materials so as to minimize the use of more hazardous materials. Given the low and *de minimis* use of these potentially hazardous materials, our plants generally fit in the lowest category of reporting standards to various state and local environmental agencies. The Company requires facility managers to minimize the use or site storage of any hazardous chemicals. Two thirds of our facilities are categorized as Very Small Quantity Generators and one third are considered Small Quantity Generators under the Environmental Protection Agency's ("EPA") hazardous waste regulations. Any hazardous waste generated is stored and properly disposed of in compliance with all EPA regulations and permits.

Two of our largest facilities have solvent recovery systems which allows the recovery of press plate washing solutions for re-use. These systems result in a substantial reduction of any hazardous waste. The Company ensures that we are in compliance with applicable state and federal environmental laws on hazardous materials including Proposition 65 in California and federal Conflict Minerals compliance.

Attention to choice of material suppliers, transportation partners, energy usage and avoidance of hazardous wastes that might impact wastewater disposal, are part of the business model that improves or avoids damage to the environment we live and work in.

Human Capital

At February 28, 2025, we had 1,856 employees. 157 employees are represented by labor unions under collective bargaining agreements, which are subject to periodic negotiations. We believe we have a good working relationship with our employees and all of the unions that represent our employees.

Social Responsibility

Equal Employment Opportunity: Ennis promotes a cooperative and productive work environment by supporting the cultural and ethnic diversity of its workforce and is committed to providing equal employment opportunity to all qualified employees and applicants. Pursuant to our Code of Conduct adopted in 2005 and reviewed at least annually, we do not unlawfully discriminate on the basis of race, color, sex, sexual orientation, religion, national origin, marital status, age, disability, or veteran status in any personnel practice, including recruitment, hiring, training, promotion, and discipline. We are an Equal Opportunity Employer and we comply with all employment laws including Title VII of the Civil Rights Act of 1964, Immigration and Nationality Act, and the Immigration Reform and Control Act. We take allegations of harassment and unlawful discrimination seriously and address all such concerns that are raised regarding our Code of Conduct.

Safety and Health: A safe and clean work environment is important to the well-being of all Ennis employees. Ennis complies with applicable safety and health regulations and appropriate practices. Throughout the year facilities are reviewed monthly to determine if the accidents/injuries that occurred could have been avoided. Incidents are reviewed to determine measures that can be taken to prevent reoccurrence of claims at that facility or another facility. A monthly Facility Report is sent to all facilities reminding them about safety issues and certain claims that have occurred in other locations. Annually, facilities are required to submit an audit of compliance with mandated OSHA safety programs. Facilities that have higher than normal claims are worked with directly or visited by a business director or a representative from our workers' compensation carrier. Protocols and trainings are in place to protect the health and safety of all our employees. Safety audits are completed throughout the organization. The Company strictly monitors safety issues in all of our facilities, and each facility has someone in charge of review and training of employees on safety issues. Consistent with our culture of promoting workplace safety, our plants take pride in detailing the amount of time since the last safety incident and strive to maintain the lack of an occurrence.

Ennis is dedicated to ensuring that business is conducted ethically. All Ennis management must read, agree with, and sign a Code of Conduct and Ethics policy at least annually.

Each of our locations support local non-profit organizations, educational institutions and youth sport teams based on their local community needs. The majority of our locations are located in suburban or rural communities where the plant is a major employer and supporter of the local economy. Some examples include Midlothian Educational Foundation (Ennis is a founding member), Project Graduation, Toys for Tots, Angel Trees, United Way fundraisers, and youth sport team sponsorships. Additional support includes in-kind donations, volunteer hours and financial support for various local organizations.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge under the Investors Relations page on our website, www.ennis.com, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Information on our website is not included as a part of, or incorporated by reference into, this report. Our SEC filings are also available through the SEC's website, www.sec.gov.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this Annual Report on Form 10-K, before making an investment in our common stock. The risks described below are not the only ones we face in our business. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be materially harmed. In such an event, our common stock could decline in price and you may lose all or part of your investment.

Risks related to our business and operations

Our results and financial condition are affected by global and local market conditions, competitors' pricing strategies, and risks due to new or increased tariffs, which can adversely affect our sales, margins, and net income.

Our results of operations can be affected by local, national and worldwide market conditions. The consequences of domestic and international economic uncertainty or instability, volatility in commodity markets, and domestic or international policy uncertainty, all of which we have seen in the past, can all impact economic activity. Unfavorable conditions can depress the demand for our products and thus sales in a given market and may prompt competitor's pricing strategies that adversely affect our margins or constrain our operating flexibility. Certain macroeconomic events, such as crises in the financial markets, inflation, high interest rates, tariffs, recessionary concerns, cost and labor pressures, distribution challenges and the availability of paper could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect us. Whether we can manage these risks effectively depends on several factors, including (i) our ability to manage movements in commodity prices and the impact of government actions to manage national economic conditions such as consumer spending, inflation rates and unemployment levels, particularly given the past volatility in the global financial markets, (ii) the impact on our margins of labor costs given our labor-intensive business model, the trend toward higher wages in both mature and developing markets and the potential impact of union organizing efforts on day-to-day operations of our manufacturing facilities and (iii) other factors, which may be beyond our control.

Digital technologies will continue to erode the demand for our printed business documents.

The printing industry continues to experience weakening demand for printed products. The increasing sophistication of software, internet technologies, and digital equipment combined with our customers' general preference and digital substitutions, as well as governmental influences for paperless business environments will continue to reduce the number of traditional printed documents sold. Moreover, the documents that will continue to coexist with software applications will likely contain less value-added print content.

Increasing postal rates make direct mail campaigns more expensive, potentially leading our customers to reduce their demand for our products and shift to alternative marketing channels. Many of our custom-printed documents help companies control their internal business processes and facilitate the flow of information. These applications will increasingly be conducted over the internet or through other electronic payment systems. The predominant method of our customers' communication with their customers is by printed information. As their customers become more accepting of internet communications, our customers may increasingly opt for what is perceived to be a less costly electronic option, which would reduce our revenue. The pace of these trends is difficult to predict. These factors will tend to reduce the industry-wide demand for printed documents and require us to gain market share to maintain or increase our current level of print-based revenue which could place pressure on our operating margins.

In response to the gradual obsolescence of our standardized business forms, we continue to develop our capability to provide custom and full-color products. If new printing capabilities and new product introductions do not continue to offset the obsolescence of our standardized business forms products and we are unable to increase our market share, our sales and profits will be affected. Decreases in sales of our standardized business forms and products due to obsolescence could also reduce our gross margins or impact the value of our recorded goodwill and intangible assets. This reduction could in turn adversely impact our profits, unless we are able to offset the reduction through the introduction of new high margin products and services or realize cost savings in other areas.

We obtain our raw materials from a limited number of suppliers, and any disruption in our relationships with these suppliers, or any substantial increase in the price of raw materials or material shortages could have a material adverse effect on us.

We currently purchase a large majority of our paper products (a significant input to our print products) from one major supplier at favorable costs based on our high volume of business with this supplier relative to our competitors. Traditionally we have purchased our paper products from a limited number of suppliers, all of which must meet stringent quality and on-time delivery standards under long-term contracts. The closing of paper mills as recently announced would reduce capacity, potentially increasing prices and require us to seek alternative suppliers. We predominantly purchase our other raw materials from domestic suppliers but may be required to source from international suppliers if our domestic suppliers are unable to meet our supply requirements. Fluctuations in the quality of our paper commodity, unexpected price changes, decline in overall distribution channels or other factors that relate to our suppliers could have a material adverse effect on our operating results.

Paper is a commodity that is subject to frequent increases or decreases in price, and these fluctuations are sometimes significant. The prices for paper and many of our raw materials have been volatile and may continue to increase due to overall inflationary pressure and global market conditions. We believe there is no effective market of derivative instruments to insulate us against unexpected changes in price of paper in a cost-effective manner and negotiated purchase contracts provide only limited protection against price increases. Generally, when paper prices increase, we attempt to recover the higher costs by raising the prices of our products to our customers. In the price-competitive marketplaces in which we operate, however, we may not always be able to pass through any or all of the higher costs. As such, any significant increase in the price of paper or shortage in its availability could have a material adverse effect on our results of operations.

Challenging financial market conditions and changes in long-term interest rates could adversely impact the funded status of our pension plan.

We maintain a noncontributory defined benefit retirement plan (the "Pension Plan") covering approximately 12% of our employees. As of February 28, 2025, the Pension Plan was 103% funded on a projected benefit obligation ("PBO") basis and 109% on an accumulated benefit obligation ("ABO") basis. Included in our financial results are Pension Plan costs that are measured using actuarial valuations. The actuarial assumptions used may differ from actual results. In addition, as our Pension Plan assets are invested in marketable securities, fluctuations in market values can negatively impact our funded status, recorded pension liability and future required minimum contribution levels. A decline in long-term interest rates puts downward pressure on the discount rate used by plan sponsors to determine their pension liabilities. Each 10-basis point change in the discount rate impacts our computed pension liability by approximately $0.5 million. Similar to fluctuations in market values, a drop in the discount rate can negatively impact our funded status, recorded pension liability and future contribution levels. Also, continued changes in the mortality assumptions can impact our funded status. Additionally, as we experienced in recent years, the number of participants taking lump sum distributions at retirement could be sufficiently high as to cause a settlement charge, which would impact current earnings of the Pension Plan.

We may be unable to identify or to complete acquisitions or to successfully integrate the businesses we acquire.

We have evaluated, and may continue to evaluate, potential acquisition transactions. We attempt to address the potential risks inherent in assessing the attractiveness of acquisition candidates, as well as other challenges such as retaining the employees and integrating the operations of the businesses we acquire. Integrating acquired operations involves significant risks and uncertainties, including maintenance of uniform standards, controls, policies and procedures; diversion of management's attention from normal business operations during the integration process; unplanned expenses associated with integration efforts; and unidentified issues not discovered in due diligence, including legal contingencies. Due to these risks and others, there can be no guarantee that the businesses we acquire will lead to the cost savings or increases in net sales that we expect or desire. Additionally, there can be no assurance that suitable acquisition opportunities will be available in the future, which could harm our strategic business plan as acquisitions are part of our strategy to offset normal print attrition.

Our distributor customers may be acquired by other manufacturers who redirect business within their plants.

Some of our customers are being absorbed by the distribution channels of some of our manufacturing competitors. However, we do not believe this will significantly impact our business model. We have continued to sell to some of these customers even after they were absorbed by our competition because of the breadth of our product line and our geographic diversity.

Our distributors face increased competition from various sources, such as office supply superstores. Increased competition may require us to reduce prices or to offer other incentives in order to enable our distributors to attract new customers and retain existing customers.

Low price, high value office supply chain stores offer standardized business forms, checks and related products. Because of their size, these superstores have the buying power to offer many of these products at competitive prices. These superstores also offer the convenience of "one-stop" shopping for a broad array of office supplies that our distributors do not offer. In addition, superstores have the financial strength to reduce prices or increase promotional discounts to expand market share. This could result in us reducing our prices or offering incentives in order to enable our distributors to attract new customers and retain existing customers, which could reduce our profits.

We could experience labor disputes, labor shortages and increases in cost of labor that could disrupt our business in the future and impact operating results.

As of February 28, 2025, approximately 8% of our employees are represented by labor unions under collective bargaining agreements, which are subject to periodic negotiations. While we believe we have a good working relationship with all of the unions, there can be no assurance that any future labor negotiations will prove successful, which may result in a significant increase in the cost of labor, or may break down and result in the disruption of our business or operations.

We have faced a tight labor market due to competitive wage increases, labor shortages and turnover. Labor shortages and rising labor-related costs could adversely impact our earnings.

We face intense competition to gain market share, which may lead some competitors to sell substantial amounts of goods at prices against which we cannot profitably compete.

Our marketing strategy is to differentiate ourselves by providing quality service and quality products to our customers. Even if this strategy is successful, the results may be offset by reductions in demand or price declines due to competitors' pricing strategies or other micro or macro-economic factors. We face the risk of our competition following a strategy of selling its products at or below cost in order to cover some amount of fixed costs, especially in stressed economic times.

Environmental regulations may impact our future operating results.

We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, concerning, among other things, wastewater discharges, air emissions and solid waste disposal, and may be subject to liability or penalties for violations of those standards. We are also subject to laws and regulations governing remediation of contamination at facilities currently or formerly owned or operated by us or to which we have sent hazardous substances or wastes for treatment, recycling or disposal. We may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability at any of our facilities, or at the facilities we may acquire.

Changes in U.S. tariff and trade policy could adversely affect our business.

We are monitoring changes and potential changes to U.S. tariff and trade policies under the current Presidential administration, along with reciprocal tariffs or other countermeasures imposed or that may be imposed by other countries in response. The current environment is dynamic and uncertain, as the U.S. President has imposed, modified and paused tariffs, and granted exemptions from tariffs, on different countries and products multiple times since taking office in January 2025. Changing U.S. tariff and trade policies could cause higher inflation, higher interest rates and slower economic growth or recession in the U.S. We predominantly purchase our other raw materials from domestic suppliers but may be required to source from international suppliers if our domestic suppliers are unable to meet our supply requirements. Our domestic suppliers may incur tariffs leading to increased prices. These changes and uncertainties regarding future changes could result in higher costs to our business and impact demand from our customers. These factors could have a material adverse effect on our business.

We are subject to taxation related risks.

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. Applicable tax rates and the jurisdictions within which we operate can vary and therefore our effective tax rate may be adversely affected by changes in the mix of our earnings by jurisdiction. We may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Income, sales or other tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are applied. Most recently, on August 16, 2022, legislation commonly known as the Inflation Reduction Act (the "IRA") was signed into law. Among other things, the IRA includes a 1% excise tax on certain corporate stock repurchases, applicable to repurchases after December 31, 2022, and also a new minimum tax based on book income. Following the 2018 U.S. Supreme Court decision in South Dakota v Wayfair, states may require an out-of-state seller with no physical presence in the state to collect and remit sales tax on goods the seller ships to consumers in the state. While the company now collects, remits and reports sales tax in states that it does business in, the adoption of new laws by taxing authorities could create significant increases in internal cost necessary to capture data, collect and remit tax. All of these factors and uncertainties may adversely affect our results of operations, financial position and cash flows.

We are exposed to the risk of non-payment by our customers on a significant amount of our sales.

Our extension of credit involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. We monitor our credit risk exposure by periodically obtaining credit reports and updated financials on our customers. We generally see a heightened amount of bankruptcies by our customers during economic downturns. While we maintain an allowance for credit losses based upon our historical trends and other available information, in times of economic turmoil, there is heightened risk that our historical indicators may prove to be inaccurate. The inability to collect on sales to significant customers or a group of customers could have a material adverse effect on our results of operations.

Our business incurs significant freight and transportation costs.

We incur transportation expenses to ship our products to our customers. Significant increases in the costs of freight and transportation could have a material adverse effect on our results of operations, as there can be no assurance that we could pass on these increased costs to our customers. Government regulations can and have impacted the availability of drivers, which will be a significant challenge to the transportation industry. Costs to employ drivers have increased and transportation shortages have become more prevalent. Additionally, the challenge of employing new drivers for the increasingly larger web-based economy could create shortages in trucks and drivers which could impact our sales.

A natural disaster, catastrophe, pandemic or other unexpected events could adversely affect our operations.

The occurrence of one or more unexpected events, including war, acts of terrorism or violence, civil unrest, epidemics or pandemics, fires, tornadoes, hurricanes, earthquakes, floods and other forms of severe weather in the United States could adversely affect our operations and financial performance. Although we maintain third party insurance against various liability risks and risks of property loss for items we believe are economically reasonable to insure, we could incur uninsured losses and liabilities arising from such events which would adversely affect our results of operations and financial condition.

We depend on the reliability of our information technology ("IT") and network infrastructure as well as those of third parties. If these systems fail, our operations may be adversely affected.

We depend on IT and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems may disrupt our business and adversely affect our ability to operate and compete in the markets we serve. This could take various forms, including through the injection of ransomware on our IT infrastructure rendering it inoperable without the payment of some form of cyber currency. These systems include systems that we own and operate, as well as systems of our vendors or other third parties. Such systems are susceptible to ransomware attacks, malfunctions, interruptions and phishing scams, for example. We also periodically upgrade and install new systems, which if installed or programmed incorrectly, may cause significant disruptions. These disruptions could interrupt our operations and adversely affect our results of operations, financial condition and cash flows.

Increasing global cybersecurity attacks and regulatory focus on privacy and security issues could impact our business, expose us to increased liability, subject us to lawsuits, investigations and other liabilities and restrictions on our operations that could significantly and adversely affect our business.

Along with our own data and information in the normal course of our business, we and our customers and partners collect and retain significant volumes of certain types of data, some of which are subject to specific laws and regulations. Complying with varying jurisdictional requirements is becoming increasingly complex and could increase the costs and difficulty of compliance, and violations of applicable data protection laws. Many of our clients provide us with information they consider confidential or sensitive, and many of our clients' industries have established standards for safeguarding the confidentiality, integrity and availability of information relating to their businesses and customers. Data stored in our systems or available through web portals is susceptible to cybercrime or intentional disruption, which have increased globally across all industries in terms of sophistication and frequency. Disclosure of data maintained on our network, a security breach of our systems or other similar events may damage our reputation, subject us to regulatory enforcement action, third party litigation and cause significant reputational or financial harm for our clients and partners. Any of these outcomes may adversely affect our results of operations, financial condition and cash flows.

As previously disclosed, the Company was targeted with an encryption ransomware attack on November 30, 2022. The Company eliminated the ransomware and restored its systems. Since then, the Company has implemented additional security measures to make it more difficult for an outside agent to gain access to our network, such as a multifactor authentication (MFA) protocol and a robust firewall to strengthen the Company's network. Despite us improving our information technology general controls, we cannot give any assurances that the Company will not become the subject of a future more sophisticated, or more harmful attack.

Increases in the cost of employee benefits could impact our financial results and cash flow.

Our expenses relating to employee health benefits are significant. Unfavorable changes in the cost of such benefits could impact our financial results and cash flow. Healthcare costs have risen significantly in recent years, and recent legislative and private sector initiatives regarding healthcare reform could result in significant changes to the U.S. healthcare system. While the Company has various cost control measures in place and employs an outside oversight review on larger claims, employee health benefits have been and are expected to continue to be a significant cost to us and may increase due to factors outside the Company's control.

Risks related to our securities

Because of the volatility in the stock market in general, the market price of our Common Stock will also likely be volatile.

The stock markets have historically experienced price and volume fluctuations that at times have been extreme and have affected, and continue to affect, the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our common stock. If the market price of our Class A common stock falls below your investment price, you may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management's attention.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved SEC staff comments.

ITEM 1C. CYBERSECURITY

We believe that cybersecurity is important to maintaining the trust of our customers and employees. We have implemented a cybersecurity risk management program that is designed to identify, assess, manage, mitigate, and respond to cybersecurity threats which could adversely affect the confidentiality of our data and the integrity of our business operations and financial systems. Our cybersecurity program is based on best practices and guidelines of the National Institute of Standards and Technology Cybersecurity Framework. We have company-wide policies and procedures in place that further enhance our ability to identify and manage cybersecurity risk.

Annual risk assessments and penetration testing are performed by independent third party consultants. These tests are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors, and intellectual property. The results of these tests are presented annually to the Board of Directors ("Board"), Audit Committee, and senior management for review to ensure compliance with cybersecurity standards.

During the fiscal year ended February 28, 2025, we have not identified any risks from cybersecurity threats that have materially affected our business operations or financial conditions.

Governance

Our Board of Directors, Audit Committee and senior management oversee risk management to ensure that the Company's policies and procedures are functioning as intended to protect the Company's information systems from cybersecurity threats. The Audit Committee performs an annual review and discussion of the Company's cybersecurity program, which includes planned actions in the event of a threat or recovery situation.

Our IT team is led by the Director of Information Technology and is responsible for regular assessment and management of cybersecurity risks. The Director of Information Technology has constant access to the Audit Committee to provide regular updates as necessary regarding any new developments.

We view cybersecurity as a shared responsibility of the Audit Committee and the IT team led by the Director of Information Technology, and we incorporate external resources and advisors as needed to conduct evaluations of our security controls through penetration testing, independent audits and consulting on best practices. The results of those tests are presented annually to the Board.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Midlothian, Texas, and we operate manufacturing facilities throughout the United States. See the table below for additional information regarding our locations.

All of our properties are used for the production, warehousing and shipping of business products, including the following: business forms, flexographic printing, and advertising specialties (Wolfe City, Texas); presentation products (Macomb, Michigan; De Pere, Wisconsin and Columbus, Kansas); printed and electronic promotional media (Columbus, Kansas); envelopes (Portland, Oregon; Columbus, Kansas; Tullahoma, Tennessee and Claysburg, Pennsylvania); financial forms (Minneapolis/St. Paul, Minnesota; Nevada, Iowa and Bridgewater, Virginia); statement printing and mailing (Roanoke, Virginia; Arlington, Texas; South Elgin, Illinois, and Overland Park, Kansas); kiosk media, thermal, ATM, and pay station receipts (Indianapolis, Indiana); and pressure seal products (Roanoke, Virginia and Clarksville, Tennessee).

Our plants are operated at production levels required to meet our forecasted customer demands. Production levels fluctuate with market demands and depend upon the product mix at any given point in time. Equipment is added as existing machinery becomes obsolete or not repairable, and as new equipment becomes necessary to meet market demands; however, at any given time, these additions and replacements are not considered to be material additions to property, plant and equipment, although such additions or replacements may increase a plant's efficiency or capacity.

All of our facilities are believed to be in good condition. We do not anticipate that substantial expansion, refurbishing, or re-equipping of our facilities will be required in the near future.

All of our rented property is held under leases with original terms of one or more years, expiring at various times through March 2030. Some leases include options to renew at our discretion. Generally, we are able to maintain or renew leases as they expire without significant difficulty, but leases in certain markets may be subject to significant rent increases that necessitate consolidating operations to maintain profitability.

Location	General Use	Approximate Square Footage	
		Owned	Leased
Fairhope, Alabama	Manufacturing	65,000	—
Sun City, California	Two Manufacturing Facilities and Warehouse	52,617	1,911
Denver, Colorado	One Manufacturing Facility	60,000	—
Lithia Springs, Georgia	Manufacturing	—	40,050
Harvard, Illinois	Manufacturing and Warehouse	42,000	—
South Elgin, Illinois	Manufacturing	—	70,500
Indianapolis, Indiana	Manufacturing	—	34,630
DeWitt, Iowa	Two Manufacturing Facilities	95,000	—
Nevada, Iowa	Two Manufacturing Facilities	232,000	—
Columbus, Kansas	Two Manufacturing Facilities and Warehouse	174,089	—
Ft. Scott, Kansas	Manufacturing	86,660	—
Girard, Kansas	Manufacturing	69,474	—
Overland Park, Kansas	Two Manufacturing Facilities	—	26,750
Parsons, Kansas	Manufacturing & One Warehouse	122,740	40,000
Canton, Michigan	Two Manufacturing Facilities and Warehouse	32,958	13,490
Macomb, Michigan	Manufacturing	56,350	—
Brooklyn Park, Minnesota	Manufacturing	94,800	—
El Dorado Springs, Missouri	Manufacturing	70,894	—
Fenton, Missouri	Vacant **	—	26,847
Marlboro, New Jersey	Manufacturing and Warehouse	—	7,450
Caledonia, New York	Manufacturing and one vacant	191,730	—
Fairport, New York	Two Manufacturing Facilities	40,800	—
Coshocton, Ohio	Manufacturing	24,750	—
Toledo, Ohio	Three Manufacturing Facilities	120,947	—
Portland, Oregon	Two Manufacturing Facilities	—	261,765
Annville, Pennsylvania	Manufacturing	37,000	—
Claysburg, Pennsylvania	Manufacturing	—	69,000
Clarksville, Tennessee	Manufacturing	51,900	—
Powell, Tennessee	Manufacturing	43,968	—
Tullahoma, Tennessee	Two Manufacturing Facilities	142,061	—
Arlington, Texas	Two Manufacturing Facilities	69,935	—
Ennis, Texas	Three Manufacturing Facilities *	325,118	—
Houston, Texas	Manufacturing	—	29,668
Wolfe City, Texas	Two Manufacturing Facilities	119,259	—
Bridgewater, Virginia	Manufacturing	—	25,730
Chatham, Virginia	Two Manufacturing Facilities	127,956	—
Roanoke, Virginia	Manufacturing	—	110,000
DePere, Wisconsin	Manufacturing	—	123,187
Mosinee, Wisconsin	Manufacturing	—	5,400
Neenah, Wisconsin	Two Manufacturing Facilities & One Warehouse	72,354	97,161
		2,622,360	983,539
Corporate Offices			
Ennis, Texas	Administrative Offices	9,300	—
Midlothian, Texas	Executive and Administrative Offices	28,000	—
		37,300	—
	Totals	**2,659,660**	**983,539**

* 22,000 square feet of Ennis, Texas location leased

** The Company exited the lease facility and is actively looking to sublease the remaining noncancellable lease term through July 2027.

ITEM 3. LEGAL PROCEEDINGS

From time to time we are involved in various litigation matters arising in the ordinary course of our business. We do not believe the disposition of any current matter will have a material adverse effect on our consolidated financial position or results of operations.

In October 2023, Crabar/GBF, Inc., a subsidiary of Ennis, was awarded $5.8 million in actual damages, exemplary damages and attorney's fees in a case against Wright Printing Company, its owner Mark Wright, and CEO Mardra Sikora. Given the defendants' pending appeal, we have not yet recognized a contingent gain from the October 2023 judgment. Nevertheless, the defendants have posted cash bonds that total approximately $5.1 million, which should be recoverable by the Company if defendants' appeal is unsuccessful.

Ennis and one of its subsidiaries are defendants in a lawsuit in Arizona concerning the lease of the former B&D Litho facility that was closed in 2019. The plaintiff landlord generally alleges that the defendants failed to maintain the leased premises in good condition. The landlord seeks more than $4.0 million in repair costs and other consequential damages even though the landlord sold the facility without making the supposedly necessary repairs. The Company has denied the landlord's allegations and is vigorously contesting the landlord's unreasonable claim. The Court has made a preliminary ruling that defendants failed to maintain the facility's air conditioning equipment, paved surfaces and roof in good condition even though the landlord had assumed responsibility for some of those maintenance obligations. The Company has accrued a liability reserve of approximately $0.4 million related to this claim. The case will not be tried until the first calendar quarter of 2026.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange ("NYSE") under the trading symbol "EBF". The following table sets forth the high and low sales prices, the common stock trading volume as reported by the NYSE and dividends per share paid by the Company for the periods indicated:

	Common Stock Price Range		Common Stock Trading Volume (number of shares in thousands)	Dividends per share of Common Stock	
	High	Low			
Fiscal Year Ended February 28, 2025					
First Quarter	$ 25.75	$ 18.88	7,439	$	0.250
Second Quarter	24.37	20.55	5,964	$	0.250
Third Quarter	25.75	20.02	11,775	$	2.750
Fourth Quarter	21.72	19.76	7,700	$	0.250
Fiscal Year Ended February 29, 2024					
First Quarter	$ 22.19	$ 18.94	7,812	$	0.250
Second Quarter	22.46	19.38	5,412	$	0.250
Third Quarter	21.99	20.55	4,317	$	0.250
Fourth Quarter	23.17	19.75	6,288	$	0.250

On May 6, 2025, the last reported sale price of our common stock on the NYSE was $18.39, and there were approximately 596 shareholders of record. Cash dividends may be paid, or repurchases of our common stock may be made, from time to time as our Board deems appropriate, after considering our growth rate, operating results, financial condition, cash requirements, restrictive lending covenants, and such other factors as the Board may deem appropriate.

A dividend of $0.25 per share of our common stock was paid in each quarter of fiscal years 2023, 2024 and 2025. During the third quarter of fiscal year 2025, a special dividend of $2.50 per share of our common stock was paid in addition to the ordinary dividend of $0.25 per share of our common stock.

Dividends are declared at the discretion of the Board and future dividends will depend on our future earnings, cash flow, financial requirements and other factors. The Board does view the dividend as an important aspect of owning Ennis stock and continues to rank it high in priority in allocating the Company's earnings.

Our Board has authorized the repurchase of the Company's outstanding common stock through a stock repurchase program, which authorized amount is currently up to $60.0 million in the aggregate. Under the repurchase program, purchases may be made from time to time in the open market or through privately negotiated transactions, depending on market conditions, share price, trading volume and other factors. Repurchases may be commenced or suspended at any time or from time to time without prior notice, provided that any purchases must be made in accordance with applicable insider trading rules and securities laws and regulations. Since the program's inception in October 2008, we have repurchased 2,334,344 common shares under the program at an average price of $16.47 per share. During our fiscal year 2025, we repurchased 91,883 shares of common stock at an average price of $19.79 per share. As of February 28, 2025, $21.5 million remained available to repurchase shares of common stock under the program.

Stock Performance Graph

The graph below matches Ennis, Inc.'s cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the S&P 500 index and the Russell 2000 index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from February 29, 2020 to February 28, 2025.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Ennis, Inc., the S&P 500 Index
and the Russell 2000 Index

*$100 invested on 2/29/20 in stock or index, including reinvestment of dividends.
Fiscal year ending February 28.

	2020	2021	2022	2023	2024	2025
Ennis, Inc.	$ 100.00	$ 103.62	$ 103.08	$ 125.43	$ 122.94	$ 150.98
S&P 500	100.00	131.29	152.81	141.06	184.01	217.88
Russell 2000	100.00	151.00	141.92	133.39	146.79	156.61

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6. [Reserved]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis provides material historical and prospective disclosures intended to enable investors and other users to assess our financial condition and results of operations. Statements that are not historical are forward-looking and involve risk and uncertainties, including those discussed under the caption "Risk Factors" in Item 1A of this Annual Report on Form 10-K and elsewhere in this Report. You should read this discussion and analysis in conjunction with our Consolidated Financial Statements and the related notes appearing elsewhere in this Report. The words "anticipate," "preliminary," "expect," "believe," "intend" and similar expressions identify forward-looking statements. We believe these forward-looking statements are based upon reasonable assumptions. All such statements involve risks and uncertainties, and as a result, actual results could differ materially from those projected, anticipated, or implied by these statements.

In view of such uncertainties, investors should not place undue reliance on our forward-looking statements since such statements may prove to be inaccurate and speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This Management's Discussion and Analysis covers the continuing operations of the Company, which are comprised of the production and sale of business forms and other business products. This Management's Discussion and Analysis includes the following sections:

- *Overview* – An overall discussion regarding our Company, the business challenges and opportunities we believe are key to our success, and our plans for facing these challenges relating to our continuing operations.

- *Critical Accounting Estimates* – A discussion of the accounting policies that require our most critical judgments and estimates relating to our continuing operations. This discussion provides insight into the level of subjectivity, quality, and variability involved in these judgments and estimates. This section also provides a summary of recently adopted and recently issued accounting pronouncements that have or may materially affect our business.

- *Results of Operations* – An analysis of our consolidated results of operations and segment results for the three years presented in our Consolidated Financial Statements. This analysis discusses material trends within our continuing business and provides important information necessary for an understanding of our continuing operating results.

- *Liquidity and Capital Resources* – An analysis of our cash flows and a discussion of our financial condition and contractual obligations. This section provides information necessary to evaluate our ability to generate cash and to meet existing and known future cash requirements over both the short and long term.

References to 2025, 2024 and 2023 refer to the fiscal years ended February 28, 2025, February 29, 2024 and February 28, 2023, respectively.

Overview

The Company – Our management believes we are the largest provider of business forms, pressure-seal forms, labels, tags, envelopes, and presentation folders to independent distributors in the United States.

Our Business Challenges – Our industry is currently experiencing consolidation of traditional supply channels, product obsolescence, paper supplier capacity adjustments, and increased pricing and potential supply allocations due to demand/supply curve imbalance. Technology advances have made electronic distribution of documents, internet hosting, digital printing and print-on-demand valid, cost-effective alternatives to traditional custom-printed documents and customer communications. Improved equipment has become more accessible to our competitors. We face highly competitive conditions throughout our supply chain in an already over-supplied, price-competitive print industry. In addition to the risk factors discussed under the caption "Risk Factors" in Item 1A of this Annual Report, some of the key challenges of our business include the following:

Transformation of our portfolio of products – While traditional business documents are essential in order to conduct business, many are being replaced through the use of cheaper paper grades or imported paper, or devalued with advances in digital technologies, causing steady declines in demand for a portion of our current product line. Transforming our product offerings in order to continue to provide innovative, valuable solutions through lower labor and fixed charges to our customers on a proactive basis will require us to make investments in new and existing technology and to develop key strategic business relationships, such as print-on-demand services and product offerings that assist customers in their transition to digital business environments. In addition, we will continue to look for new market opportunities and niches through acquisitions, such as the addition of our envelope offerings, tag offerings, folder offerings, healthcare wristbands, specialty packaging, direct mail, pressure seal products, secure document solutions, innovative in-mold label offerings and long-run integrated products with high color web printing, which provide us with an opportunity for growth and differentiate us from our competition. The ability to make investments in new and existing technology and/or to acquire new market opportunities through acquisitions is dependent on the Company's liquidity and operational results.

Production capacity and price competition within our industry – Industry supply of paper products is subject to fluctuation as changing industry conditions have and will continue to influence producers to idle or permanently close individual machines or mills, and or convert them to different product lines, such as packaging to offset a decline in demand. Recently, there have been consolidations of paper suppliers and mill closure announcements which may cause the paper prices to fluctuate substantially in the future. The only domestic source of carbonless paper announced that it is closing its factory. We intend to build a surplus of inventory as buffer inventory until we transition to other sources. While margins remain under pressure due to the resulting weak volumes, we continue to focus on effectively managing and controlling our product costs through the use of forecasting, production and costing models, as well as working closely with our suppliers to reduce our procurement costs, in order to minimize effects on our operational results. In addition, we will continue to look for ways to reduce and leverage our fixed costs and focus on maintaining our margins.

Continued consolidation of our customers – Our customers are distributors, many of which are consolidating or are being acquired by competitors. We continue to maintain a majority of the business we have had with our customers historically, but it is possible that these consolidations and acquisitions, which we expect to continue in the future, ultimately will impact our margins and sales.

Critical Accounting Estimates

In preparing our Consolidated Financial Statements, we are required to make estimates and assumptions that affect the disclosures and reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and judgments on an ongoing basis, including those related to allowance for credit losses, inventory valuations, property, plant and equipment, intangible assets, pension plan obligations, accrued liabilities and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We believe the following accounting estimates are the most critical due to the application of significant subjective assumptions and judgments in the preparation of such estimates, which are included in our Consolidated Financial Statements.

Pension Plan – We maintain the Pension Plan for certain eligible employees. Included in our financial results are Pension Plan costs that are measured using actuarial valuations and require the use of a number of significant assumptions. Changes in these assumptions can result in different expense and liability amounts and future actual pension cost experience and funding requirements may differ materially from current estimates.

As our Pension Plan assets are invested in marketable securities, fluctuations in market values could potentially impact our Pension Plan funding status and associated liability recorded. The expected rate of return on assets was 5.50% and 6.00% at February 28, 2025 and February 29, 2024, respectively.

Similar to fluctuations in market values, a drop in the discount rate could potentially negatively impact our Pension Plan's funded status, recorded pension liability and future contribution levels with the opposite impact occurring for an increase in the discount rate. During fiscal years 2024 and 2025, the discount rate used to determine the net pension obligations for purposes of our Consolidated Financial Statements was 5.15%. The discount rate is reviewed by management annually and is adjusted to reflect movements in the average Mercer and FTSE (formerly Citigroup) pension yield curves for mature pension plans with duration of about 12-15 years. The Company estimated the duration of its pension benefit obligation ("PBO") to be approximately 12-15 years. Each 10-basis point change in the discount rate impacts our computed pension liability by about $0.5 million.

Also, continued changes in the mortality assumptions could potentially impact our Pension Plan's funded status. For the February 28, 2025 measurement, no change was made to the mortality assumption. The mortality assumption is used to estimate the future lifetime of plan participants. Any actual impact on the Pension Plan from the higher than expected mortality has already been recognized in the underlying participant data used to measure the pension liability. The impact on future longevity is still being studied, and there is a general expectation that the current population is a healthier cohort such that mortality rates may return to pre-pandemic levels. This assumption will continue to be monitored.

Impairment Assessments on Goodwill and Other Intangible Assets – Amounts allocated to intangibles and goodwill are determined based on valuation analyses for our acquisitions. Amortizable intangibles are amortized over their expected useful lives. We evaluate these amounts periodically (at least once a year) to determine whether a triggering event has occurred during the year that would indicate potential impairment.

We assess goodwill for impairment annually as of December 1, or more frequently if impairment indicators are present. The Company uses qualitative factors to determine whether it is more likely than not (likelihood of more than 50%) that the fair value of its single reporting unit exceeds its carrying amount, including goodwill. Some of the qualitative factors considered in applying this test include consideration of macroeconomic conditions, industry and market conditions, cost factors affecting the reporting unit's business, overall financial performance of the business, and performance of the common share price of the Company. If qualitative factors are not deemed sufficient to conclude that it is more likely than not that the fair value of the reporting unit exceeds its carrying value, then a one-step quantitative approach is applied in making an evaluation. The quantitative evaluation utilizes multiple valuation methodologies, including a market approach (market price multiples of comparable companies) and an income approach (discounted cash flow analysis). The computations require management to make significant estimates and assumptions, including, among other things, selection of comparable publicly traded companies, an appropriate discount rate applied to future earnings reflecting a weighted average cost of capital, and earnings growth assumptions. A discounted cash flow analysis requires management to make various assumptions about future sales, operating margins, capital expenditures, working capital and growth rates. If the quantitative evaluation results in the fair value of the reporting unit being lower than the carrying value, an impairment charge is recorded. A goodwill impairment charge was not required for the fiscal years ended February 28, 2025 or February 29, 2024.

Allowance for Credit Losses and Accounts Receivable – Net sales consist of gross sales invoiced to customers, less certain related charges, including discounts, returns and other allowances. Our allowance for credit losses is based on an analysis that estimates the amount of our total customers receivable balance that is not collectible. This analysis includes assessing a default probability to customers' receivable balances, which is influenced by several factors including (i) current market conditions, (ii) periodic review of customer credit worthiness, and (iii) review of customer receivable aging and payment trends. While we believe we have exercised prudent judgment and applied reasonable assumptions, there can be no assurance that in the future, changes in economic conditions or other factors would not cause changes in the financial health of our customers. If the financial health of our customers deteriorates, the timing and level of payments received could be impacted and therefore, could result in a change to our estimated losses. Returns, discounts and other allowances have historically been insignificant.

Allowance for Excess and Obsolete Inventories – With the exception of approximately 7.1% and 7.0% of inventories valued using the lower of last-in, first-out ("LIFO") cost flow assumption for fiscal years 2025 and 2024, respectively, our inventories are valued at the lower of cost or net realizable value as is required under U.S. GAAP when we follow the first-in-first-out cost flow assumption ("FIFO"). We regularly review inventory values on hand, using specific aging categories, and write down inventory deemed obsolete and/or slow-moving based on historical usage and estimated future usage to its estimated net realizable value. As actual future demand or market conditions may vary from those projected by management, adjustments to inventory valuations may be required. The allowance for excess and obsolete inventory at fiscal years ended 2025 and 2024 were $1.8 million and $1.7 million, respectively. The aged inventory allowance is recorded primarily to account for the decrease in market value of general stock inventory that is not manufactured to specific customer order. Inventory write offs were $0.1 million in each of the fiscal years ended 2025, 2024, and 2023.

Results of Operations

The following discussion provides information which we believe is relevant to understanding our results of operations and financial condition. The discussion and analysis should be read in conjunction with the accompanying Consolidated Financial Statements and notes thereto. Unless otherwise indicated, this financial overview is for the continuing operations of the Company, which are comprised of the production and sales of business forms and other business products. The operating results of the Company for fiscal year 2025 and the comparative fiscal years 2024 and 2023 are included in the tables below.

Consolidated Summary

Consolidated Statements of Operations - Data (*in thousands*)	Fiscal years ended					
	2025		**2024**		**2023**	
Net sales	$ 394,618	100.0%	$ 420,109	100.0%	$ 431,837	100.0%
Cost of goods sold	277,324	70.3	294,767	70.2	300,787	69.7
Gross profit margin	117,294	29.7	125,342	29.8	131,050	30.3
Selling, general and administrative	65,378	16.6	68,830	16.4	70,793	16.4
(Gain) loss from disposal of assets	(58)	—	53	—	(5,896)	(1.4)
Income from operations	51,974	13.2	56,459	13.4	66,153	15.3
Other income (expense), net	3,480	0.9	2,664	0.6	(1,223)	(0.3)
Earnings before income taxes	55,454	14.1	59,123	14.1	64,930	15.0
Provision for income taxes	15,232	3.9	16,526	3.9	17,630	4.1
Net earnings	$ 40,222	10.2%	$ 42,597	10.1%	$ 47,300	11.0%

Net Sales. Our net sales were $394.6 million for fiscal year 2025, compared to $420.1 million for fiscal year 2024, a decrease of $25.5 million, or -6.1%, primarily due to a $38.7 million decrease in volume demand, partially offset by an approximately $13.2 million increase in revenues generated from our recent acquisitions. The print market overall continues to be fairly soft with competitive pricing pressures resulting in reduced volume.

Our net sales were $420.1 million for fiscal year 2024 compared to $431.8 million for fiscal year 2023, a decrease of $11.7 million or -2.7%, primarily due to a $32.9 million decrease in volume demand, partially offset by an approximately $21.2 million increase in revenues generated from three acquisitions during fiscal year 2024.

Cost of Goods Sold. As a result of decreased sales volume, our manufacturing costs decreased $17.4 million, or -5.9% from $294.8 million for fiscal year 2024 to $277.3 million for fiscal year 2025. Our gross profit was $117.3 million or 29.7% of sales for fiscal year 2025, compared to $125.3 million or 29.8% of sales for fiscal year 2024.

Our manufacturing costs decreased $6.0 million, or -2.0%, from $300.8 million for fiscal year 2023 to $294.8 million for fiscal year 2024. Our gross profit was $125.3 million or 29.8% of sales for fiscal year 2024, compared to $131.1 million or 30.3% for fiscal year 2023.

Selling, general, and administrative expenses. For fiscal year 2025, our selling, general and administrative ("SG&A") expenses were $65.4 million compared to $68.8 million for fiscal year 2024, a decrease of $3.5 million, or -5.0% primarily as a result of reduction in executive incentive compensation expense. Our SG&A expense also decreased as a result of operational efficiencies. As a percentage of sales, SG&A increased slightly from 16.4% in fiscal year 2024 to 16.6% in fiscal year 2025.

Our SG&A expenses decreased approximately $2.0 million or -2.8%, from $70.8 million for fiscal year 2023 to $68.8 million for fiscal year 2024 primarily as a result of reduction in executive incentive compensation expense. As a percentage of sales, SG&A expenses remained flat at 16.4% in fiscal years 2024 and 2023.

(Gain) loss from disposal of assets. The $0.1 million gain from disposal of assets for fiscal 2025 is primarily from the sale of unused manufacturing equipment. The $0.1 million loss from disposal of assets for fiscal 2024 is primarily from the sale of unused manufacturing equipment. The $5.9 million gain from disposal of assets for fiscal 2023 is primarily from the sale of an unused manufacturing facility, $5.8 million, and $0.1 million of manufacturing equipment.

Income from operations. Primarily due to factors described above, our income from operations for fiscal year 2025 decreased $4.5 million to $52.0 million or 13.2% of net sales from $56.5 million or 13.4% of net sales for fiscal year 2024. Income from operations for fiscal year 2024 decreased $9.7 million to $56.5 million or 13.4% of net sales from $66.2 million or 15.3% of net sales for fiscal year 2023.

Other income (expense). Interest income for fiscal year 2025 was $4.9 million compared to $4.0 million in 2024 and $0.8 million in 2023. Our increase in interest income in 2025 was due to a higher average cash and investment balances in 2025 compared to 2024 and higher interest rates compared to 2023.

Our interest income is offset by other expense. Other expense for fiscal year 2025 was $1.4 million compared to $1.3 million for fiscal year 2024. Our increase in expense was from higher non-service cost components of net periodic benefit costs relating to pension expense in fiscal year 2024.

Other expense was $1.3 million for fiscal year 2024 compared to $2.0 million for fiscal year 2023. The decrease in expense was from lower non-service cost components of net periodic benefit costs relating to pension expense in fiscal year 2024.

Provision for income taxes. Our effective tax rates for fiscal years 2025, 2024 and 2023 were 27.5%, 28.0%, and 27.2%, respectively. The change in effective tax rate for fiscal year 2025 and 2024 was primarily the result of change in state apportionment.

Net earnings. Net earnings were $40.2 million, or $1.54 per diluted share for fiscal year 2025 as compared to $42.6 million or $1.64 per diluted share for fiscal year 2024. Net earnings were impacted by decreased revenues in fiscal year 2025. Net earnings were $42.6 million, or $1.64 per diluted share for fiscal year 2024 as compared to $47.3 million or $1.82 per diluted share for fiscal year 2023. Net earnings were impacted by decreased revenues in fiscal year 2024. Net earnings in fiscal year 2023 were impacted by a $5.8 million gain from disposal of assets that added $0.17 per share.

Liquidity and Capital Resources

We rely on our cash flows generated from operations to meet cash requirements of our business. The primary cash requirements of our business are payments to vendors in the normal course of business, capital expenditures, compensation and benefits for employees and the payment of dividends to our shareholders. We believe that our current cash balance of $67.0 million at February 28, 2025, short-term investments of $5.5 million and cash flows from operations are expected to be similar to prior years which should be adequate to cover the next twelve months and beyond of our operating and capital requirements. Our annual capital requirements to maintain our manufacturing property are expected to be within our historical levels of between $4.0 million and $7.0 million.

(Dollars in thousands)	Fiscal Years Ended		
	2025	2024	2023
Working capital	$ 119,436	$ 167,581	$ 155,379
Cash	$ 67,000	$ 81,597	$ 93,968
Short-term investments	$ 5,475	$ 29,325	$ —

Working Capital. Our working capital decreased $48.1 million or -28.7% from $167.6 million at February 29, 2024 to $119.4 million at February 28, 2025 primarily due to a special dividend of $65.0 million paid to Shareholders during the fiscal year 2025. Our current ratio, calculated by dividing our current assets by our current liabilities, decreased from 6.0 to 1.0 for fiscal year 2024 to 4.6 to 1.0 for fiscal year 2025. Our decrease in working capital primarily reflects the decrease in cash and short-term investments, $38.4 million, accounts receivable, $8.5 million, and inventory, $1.2 million. In addition, the $4.4 million note receivable was reclassified to long-term. The note receivable has been extended beyond the one-year maturity date due to regulatory delays in clearing the sold property for third-party financing. See Note 2.

Our working capital increased by approximately $12.2 million, or 7.9%, from $155.4 million at February 28, 2023 to $167.6 million at February 29, 2024. Our current ratio, calculated by dividing our current assets by our current liabilities, increased from 4.8 to 1.0 for fiscal year 2023 to 6.0 to 1.0 for fiscal year 2024. Our increase in working capital primarily reflects the increase in cash and short-term investments, $17.0 million, offset by the decrease in accounts receivable, $6.3 million, and inventory, $6.8 million, and the decrease in our accounts payable and accrued expense $7.0 million. We strategically reduced inventory levels to improve cash flow and the decrease in receivables is primarily a result of accelerating the timing of collections relative to fiscal year end.

Cash Flow Components

(Dollars in thousands)	Fiscal years ended		
	2025	2024	2023
Net cash provided by operating activities	$ 65,855	$ 69,069	$ 46,776
Net cash provided by (used in) investing activities	$ 13,200	$ (54,994)	$ (11,457)
Net cash used in financing activities	$ (93,652)	$ (26,446)	$ (26,957)

Cash flows from operating activities. Cash provided by operating activities was $65.9 million for fiscal year 2025 (a decrease of $3.2 million compared to fiscal year 2024), $69.1 million for fiscal year 2024 (an increase of $22.3 million compared to fiscal year 2023) and $46.7 million for fiscal year 2023.

Our decreased operational cash flows in fiscal year 2025 compared to fiscal year 2024 was primarily the result of a $6.1 million decrease from inventories, $0.7 million increase from our accounts receivable, offset by a $2.4 million decrease in earnings and $7.7 million decrease in payables and accrued expenses.

Our increased operational cash flows in fiscal year 2024 compared to fiscal year 2023 was primarily the result of a $16.9 million decrease from inventories, $18.1 million decrease from our accounts receivable, offset by a $4.7 decrease in earnings, $5.3 million decrease in payables and accrued expenses and a $5.9 million gain from disposal of assets during fiscal year 2023.

Cash flows from investing activities. Cash provided by investing activities was $13.2 million in fiscal year 2025 compared to $55.0 million cash used in investing activities in fiscal year 2024. During fiscal year 2025, $6.2 million was used to acquire businesses compared to $19.6 million in fiscal year 2024. During fiscal year 2025 we purchased approximately $10.1 million of U.S. government treasury bills, which was partially offset by $35.0 million in matured treasury bills and invested in money market funds. We purchased $31.4 million of U.S. government treasury bills during fiscal year 2024, which was partially offset by $2.5 million in matured treasury bills.

Cash flows from financing activities. We used $67.2 million more cash in financing activities during fiscal year 2025 compared to fiscal year 2024. The increase in cash used during fiscal year 2025 resulted from a one-time special dividend of $2.50 per share or $65.0 million and a $1.8 million common stock repurchase under our stock repurchase program. Cash used in financing activities was $93.7 million in fiscal year 2025 compared to $26.4 million in fiscal year 2024 and $27.0 million used in fiscal year 2023.

Stock Repurchase – The Board has authorized the repurchase of the Company's outstanding common stock through a stock repurchase program, which authorized amount is currently up to $60.0 million in the aggregate. Under the repurchase program, purchases may be made from time to time in the open market or through privately-negotiated transactions, depending on market conditions, share price, trading volume and other factors. Repurchases may be commenced or suspended at any time or from time to time without prior notice, provided that any purchases must be made in accordance with applicable insider trading rules and securities laws and regulations. Since the program's inception in October 2008, we have repurchased 2,334,344 common shares under the program at an average price of $16.47 per share. During our fiscal year 2025, we repurchased 91,883 shares of common stock at an average price of $19.79 per share. As of February 28, 2025, $21.5 million remained available to repurchase shares of the Company's common stock under the program. The Company expects to continue to repurchase its shares under the repurchase program during fiscal year 2026 provided that the Board determines such repurchases to be in the best interests of the Company and its shareholders.

Credit Facility – As of February 28, 2025, we had $0.3 million outstanding under a standby letter of credit arrangement secured by a cash collateral bank account. It is anticipated that our cash, short-term investments and funds from operating cash flows will be sufficient to fund anticipated future expenditures.

Pension Plan – The funded status of our Pension Plan is dependent on many factors, including returns on invested assets, the level of market interest rates and the level of funding. The assumptions used to calculate the pension funding deficit are different from the assumption used to determine the net pension obligations for purposes of our Consolidated Financial Statements. The funding of our Pension Plan is governed by the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code and is also subject to the Moving Ahead for Progress in the 21st Century Act, the Highway and Transportation Funding Act of 2014, the Bipartisan Budget Act of 2015, and the American Rescue Plan Act of 2021. Under these regulations, the liabilities are discounted using 24-month average corporate bond rates within a specified corridor around the 25-year average. For the remainder of 2025, the effective discount rate is expected to be between 5.30% and 5.40%. We made a contribution of $1.2 million to our Pension Plan in fiscal years 2025 and 2024, and a $2.0 million contribution in fiscal year 2023. Given our funding status as of February 28, 2025, and absent any significant negative event, we anticipate that our future contributions will be between $1.0 million and $1.2 million per year, depending on our Pension Plan's funding.

Inventories – We believe our current inventory levels are sufficient to satisfy our customer demands and we anticipate having adequate sources of raw materials to meet future business requirements. We have long-term contracts in effect with paper suppliers that govern prices, but do not require minimum purchase commitments. Certain of our rebate programs do, however, require minimum purchase volumes. Management anticipates meeting the required volumes. The only domestic source of carbonless paper announced that it is closing its factory. We intend to build a surplus of inventory as buffer inventory until we transition to other sources.

Capital Expenditures – We expect our capital expenditure requirements for fiscal year 2025, exclusive of capital required for possible acquisitions, will be in line with our historical levels of between $4.0 million and $7.0 million. We expect to fund these expenditures through existing cash flows. We expect to generate sufficient cash flows from our operating activities to cover our operating and other normal capital requirements for the foreseeable future. We evaluate acquisitions and consider cash flow availability in executing our growth strategy.

Contractual Obligations – There have been no significant changes in our contractual obligations since February 28, 2025 that have, or that are reasonably likely to have, a material impact on our results of operations or financial condition. The following table represents our contractual commitments as of February 28, 2025 (in thousands).

	Total	Due in less than 1 year	Due in 1-3 years	Due in 4-5 years	Due in more than 5 years
Estimated pension benefit payments to Pension Plan participants	$ 40,500	$ 3,900	$ 7,200	$ 8,800	$ 20,600
Letters of credit	318	318	—	—	—
Operating leases	10,142	4,251	4,770	1,121	—
Total	$ 50,960	$ 8,469	$ 11,970	$ 9,921	$ 20,600

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Interest Rates

From time to time, we are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. We may from time to time utilize interest rate swaps to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates. We do not use derivative instruments for trading purposes. While we had no outstanding debt at February 28, 2025, we will be exposed to interest rate risk if we borrow under a credit facility in the future. A drop in the discount rate could negatively impact our Pension Plan's funded status. See Critical Accounting Estimates in Item 7 and Footnote 12 of the Consolidated Financial Statements for further discussion.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements and Supplementary Data required by this Item 8 are set forth following the signature page of this report and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

A review and evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of February 28, 2025. Based upon that review and evaluation, we have concluded that our disclosure controls and procedures were effective as of February 28, 2025.

Management's Report on Internal Control over Financial Reporting

The Consolidated Financial Statements, financial analysis and all other information in this Annual Report on Form 10-K were prepared by management, who is responsible for their integrity and objectivity and for establishing and maintaining adequate internal controls over financial reporting.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

i. Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;

ii. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the design and effectiveness of the Company's internal control over financial reporting as of February 28, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 *Internal Control—Integrated Framework* ("2013 COSO framework"). Based on management's assessment using those criteria, we believe that, as of February 28, 2025, the Company's internal control over financial reporting is effective.

In conducting our evaluation, we excluded the assets and liabilities and results of operations of our acquisition, PTI, during fiscal year ended 2025, in accordance with the SEC staff's interpretive guidance concerning management's reporting on internal controls over financial reporting in connection with the acquisition. The assets and revenues resulting from this acquisition constituted approximately 2.0% and 2.1%, respectively, of the related consolidated financial statement amounts as of and for the year ended February 28, 2025.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management believes that the Consolidated Financial Statements included in this Annual Report on Form 10-K present fairly in all material respects our consolidated position, results of operations and cash flows for the period presented.

CohnReznick LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements of the Company for the fiscal years ended February 28, 2025, February 29, 2024 and February 28, 2023 and has attested to the effectiveness of the Company's internal control over financial reporting as of February 28, 2025. Their report on the effectiveness of internal control over financial reporting is presented on page F-3 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as set forth below, the information required by Item 10 is incorporated herein by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders, including "Election of Directors", "Corporate Governance", "Executive Officers" and "Delinquent Section 16(a) Reports."

The SEC and the NYSE have issued multiple regulations requiring policies and procedures in the corporate governance area. In complying with these regulations, it has been the goal of the Company's Board and senior leadership to do so in a way which does not inhibit or constrain the Company's unique culture, and which does not unduly impose a bureaucracy of forms and checklists. Accordingly, formal, written policies and procedures have been adopted in the simplest possible way, consistent with legal requirements, including a Code of Ethics applicable to the Company's principal executive officer, principal financial officer, and principal accounting officer or controller. The Company's Corporate Governance Guidelines, its charters for each of its Audit, Compensation, Nominating and Corporate Governance Committees and its Code of Ethics covering all employees are available on the Company's website, www.ennis.com, and a copy will be mailed upon request to Investor Relations at 2441 Presidential Parkway, Midlothian, TX 76065. If we make any substantive amendments to the Code of Ethics, or grant any waivers to the Code of Ethics for any of our senior officers or directors, we will disclose such amendment or waiver on our website and in a report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is hereby incorporated herein by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12, as to certain beneficial owners and management, is hereby incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is hereby incorporated herein by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is hereby incorporated herein by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report.

1. Index to Consolidated Financial Statements of the Company

An "Index to Consolidated Financial Statements" has been filed as a part of this Report beginning on page F-1 hereof.

2. All schedules for which provision is made in the applicable accounting regulation of the SEC have been omitted because of the absence of the conditions under which they would be required or because the material information required is included in the Consolidated Financial Statements of the Registrant or the notes thereto.

3. Exhibits

Exhibit Number	Description
Exhibit 3.1(a)	Restated Articles of Incorporation, as amended through June 23, 1983 with attached amendments dated June 20, 1985, July 31, 1985, June 16, 1988 and November 4, 1998, incorporated herein by reference to Exhibit 3.1(a) to the Registrant's Form 10-Q filed on October 6, 2017 (File No. 001-05807).
Exhibit 3.1(b)	Amendment to Articles of Incorporation, dated June 17, 2004, incorporated herein by reference to Exhibit 3.1(b) to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 2007 filed on May 9, 2007(File No. 001-05807).
Exhibit 3.2	Fourth Amended and Restated Bylaws of Ennis, Inc., dated July 10, 2017, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on July 10, 2017 (File No. 001-05807).
Exhibit 4.1	Description of Ennis, Inc. Securities Registered under Section 12 of the Exchange Act of 1934, incorporated herein by reference to Exhibit 4.1 on Registrant's Annual Report, Form 10-K, fiscal year ended February 29, 2024 filed May 10, 2024 (File No. 001-05807).
Exhibit 10.1	Amended and Restated Chief Executive Officer Employment Agreement between Ennis, Inc. and Keith S. Walters, effective as of December 19, 2008, herein incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on January 20, 2009 (File No. 001-05807).+
Exhibit 10.2	2021 Long-Term Incentive Plan effective on July 15, 2021, incorporated herein by reference to Appendix A of the Registrant's Form DEF 14A filed on June 3, 2021.
Exhibit 19	Insider Trading Policy effective as of May 1, 2025.
Exhibit 21	Subsidiaries of Registrant*
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm*
Exhibit 31.1	Certification Pursuant to Rule 13a-14(a) of Chief Executive Officer.*
Exhibit 31.2	Certification Pursuant to Rule 13a-14(a) of Chief Financial Officer.*
Exhibit 32.1	Section 1350 Certification of Chief Executive Officer.**
Exhibit 32.2	Section 1350 Certification of Chief Financial Officer.**
Exhibit 97	Compensation Clawback Policy effective as of September 15, 2023, incorporated herein by reference to Exhibit 97 on Registrant's Annual Report, Form 10-K, fiscal year ended February 29, 2024 filed May 10, 2024 (File No. 001-05807),
Exhibit 101	The following information from Ennis, Inc.'s Annual Report on Form 10-K for the year ended February 28, 2025, filed on May 13, 2025, formatted as Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Shareholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.
Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

---

*   Filed herewith.
**   Furnished herewith.
\+   Represents a management contract or a compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENNIS, INC.

Date: May 13, 2025	/s/ KEITH S. WALTERS
	Keith S. Walters, Chairman of the Board, Chief Executive Officer and President
Date: May 13, 2025	/s/ VERA BURNETT
	Vera Burnett Chief Financial Officer, Treasurer and Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: May 13, 2025	/s/ KEITH S. WALTERS
	Keith S. Walters, Chairman of the Board, Chief Executive Officer and President
Date: May 13, 2025	/s/ JOHN R. BLIND
	John R. Blind, Director
Date: May 13, 2025	/s/ AARON CARTER
	Aaron Carter, Director
Date: May 13, 2025	/s/ BARBARA T. CLEMENS
	Barbara T. Clemens, Director
Date: May 13, 2025	/s/ MARGARET A. WALTERS
	Margaret A. Walters, Director
Date: May 13, 2025	/s/ GARY S. MOZINA
	Gary S. Mozina, Director
Date: May 13, 2025	/s/ TROY L. PRIDDY
	Troy L. Priddy, Director
Date: May 13, 2025	/s/ ALEJANDRO QUIROZ
	Alejandro Quiroz, Director
Date: May 13, 2025	/s/ MICHAEL J. SCHAEFER
	Michael J. Schaefer, Director
Date: May 13, 2025	/s/ VERA BURNETT
	Vera Burnett, Principal Financial and Accounting Officer

ENNIS, INC. AND SUBSIDIARIES
Index to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 596) F-2

Consolidated Balance Sheets — February 28, 2025 and February 29, 2024 .... F-5

Consolidated Statements of Operations — Fiscal years ended 2025, 2024 and 2023 .... F-7

Consolidated Statements of Comprehensive Income — Fiscal years ended 2025, 2024 and 2023 .... F-8

Consolidated Statements of Changes in Shareholders' Equity — Fiscal years ended 2025, 2024 and 2023 .... F-9

Consolidated Statements of Cash Flows — Fiscal years ended 2025, 2024 and 2023 .... F-10

Notes to Consolidated Financial Statements F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Ennis, Inc.

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Ennis, Inc. and subsidiaries (the "Company") as of February 28, 2025 and February 29, 2024, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the periods ended February 28, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2025 and February 29, 2024, and the results of its operations and its cash flows for each of the three years in the periods ended February 28, 2025 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of February 28, 2025, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated May 13, 2025 expressed an unqualified opinion.

Basis for opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter
Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ CohnReznick LLP

We have served as the Company's auditor since November 2022.

Frisco, Texas
May 13, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Ennis, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Ennis, Inc. and subsidiaries (the "Company") as of February 28, 2025, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2025, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting excluded the internal controls of Printing Technologies, Inc. ("PTI"), which is consolidated starting from its respective acquisition date of June 26, 2024 in the consolidated financial statements of the Company and constituted approximately 2.0% of assets and 2.15% of net sales as of and for the year ended February 28, 2025. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of PTI at February 28, 2025.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheet and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows of the Company and our report dated May 13, 2025 expressed and unqualified opinion.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the entity's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ CohnReznick LLP

Frisco, Texas
May 13, 2025

ENNIS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	February 28, 2025	February 29, 2024
Assets		
Current assets		
Cash and cash equivalents	$ 67,000	$ 81,597
Short-term investments	5,475	29,325
Accounts receivable, net	38,753	47,209
Inventories, net	38,797	40,037
Prepaid expenses	2,587	2,168
Prepaid income taxes	128	1,046
Total current assets	152,740	201,382
Property, plant and equipment		
Plant, machinery and equipment	158,730	160,305
Land and buildings	67,946	67,121
Computer equipment and software	10,597	10,680
Other	3,995	4,124
Total property, plant and equipment	241,268	242,230
Less accumulated depreciation	188,682	187,265
Property, plant and equipment, net	52,586	54,965
Operating lease right-of-use assets, net	9,833	9,827
Goodwill	94,349	94,349
Intangible assets, net	33,270	38,327
Net pension asset	1,422	80
Other assets	4,735	260
Total assets	$ 348,935	$ 399,190

See accompanying notes to Consolidated Financial Statements.

ENNIS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS-continued
(in thousands, except for par value and share amounts)

	February 28, 2025	February 29, 2024
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 13,799	$ 11,846
Accrued expenses	15,339	17,541
Current portion of operating lease liabilities	4,166	4,414
Total current liabilities	33,304	33,801
Deferred income taxes	7,841	9,305
Operating lease liabilities, net of current portion	5,310	5,160
Other liabilities	500	1,083
Total liabilities	46,955	49,349
Shareholders' equity		
Common stock $2.50 par value, authorized 40,000,000 shares; issued and outstanding 30,053,443 shares at February 28, 2025 and February 29, 2024	75,134	75,134
Additional paid-in capital	125,452	126,253
Retained earnings	184,430	236,196
Accumulated other comprehensive loss:		
Minimum pension liability, net of taxes	(11,426)	(13,019)
Treasury stock	(71,610)	(74,723)
Total shareholders' equity	301,980	349,841
Total liabilities and shareholders' equity	$ 348,935	$ 399,190

See accompanying notes to Consolidated Financial Statements.

ENNIS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

| | Fiscal Years Ended | | |
	2025	2024	2023
Net sales	$ 394,618	$ 420,109	$ 431,837
Cost of goods sold	277,324	294,767	300,787
Gross profit	117,294	125,342	131,050
Selling, general and administrative	65,378	68,830	70,793
(Loss) gain from disposal of assets	(58)	53	(5,896)
Income from operations	51,974	56,459	66,153
Other income (expense)			
Interest income (expense)	4,872	3,973	771
Other, net	(1,392)	(1,309)	(1,994)
Total other income (expense)	3,480	2,664	(1,223)
Earnings from continuing operations before income taxes	55,454	59,123	64,930
Income tax expense	15,232	16,526	17,630
Net earnings	$ 40,222	$ 42,597	$ 47,300
Weighted average common shares outstanding			
Basic	26,025,452	25,842,798	25,818,737
Diluted	26,159,008	25,940,076	25,951,141
Earnings per share			
Basic	$ 1.55	$ 1.65	$ 1.83
Diluted	$ 1.54	$ 1.64	$ 1.82

See accompanying notes to Consolidated Financial Statements.

ENNIS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

| | **Fiscal Years Ended** | | |
	2025	**2024**	**2023**
Net earnings	$ 40,222	$ 42,597	$ 47,300
Adjustment to pension, net of taxes	1,593	1,085	4,483
Comprehensive income	$ 41,815	$ 43,682	$ 51,783

See accompanying notes to Consolidated Financial Statements.

ENNIS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE FISCAL YEARS ENDED 2023, 2024, AND 2025
(in thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total
	Shares	Amount				Shares	Amount	
Balance March 1, 2022	30,053,443	$ 75,134	$ 123,990	$ 197,998	$ (18,587)	(4,253,824)	$ (74,720)	$ 303,815
Net earnings	—	—	—	47,300	—	—	—	47,300
Adjustment to pension, net of deferred tax of $1,494	—	—	—	—	4,483	—	—	4,483
Dividends paid ($1.00 per share)	—	—	—	(25,839)	—	—	—	(25,839)
Stock based compensation	—	—	2,791	—	—	—	—	2,791
Exercise of stock options and restricted stock	—	—	(894)	—	—	51,071	894	—
Common stock repurchases	—	—	—	—	—	(64,082)	(1,118)	(1,118)
Balance February 28, 2023	30,053,443	$ 75,134	$ 125,887	$ 219,459	$ (14,104)	(4,266,835)	$ (74,944)	$ 331,432
Net earnings	—	—	—	42,597	—	—	—	42,597
Adjustment to pension, net of deferred tax of $362	—	—	—	—	1,085	—	—	1,085
Dividends paid ($1.00 per share)	—	—	—	(25,860)	—	—	—	(25,860)
Stock based compensation	—	—	1,173	—	—	—	—	1,173
Exercise of stock options and restricted stock	—	—	(807)	—	—	45,959	807	—
Common stock repurchases	—	—	—	—	—	(29,350)	(586)	(586)
Balance February 29, 2024	30,053,443	$ 75,134	$ 126,253	$ 236,196	$ (13,019)	(4,250,226)	$ (74,723)	$ 349,841
Net earnings	—	—	—	40,222	—	—	—	40,222
Adjustment to pension, net of deferred tax of $531	—	—	—	—	1,593	—	—	1,593
Dividends paid ($3.50 per share)	—	—	—	(91,988)	—	—	—	(91,988)
Stock based compensation	—	—	3,976	—	—	—	—	3,976
Exercise of stock options and restricted stock	—	—	(4,777)	—	—	281,494	4,950	173
Common stock repurchases	—	—	—	—	—	(91,923)	(1,837)	(1,837)
Balance February 28, 2025	30,053,443	$ 75,134	$ 125,452	$ 184,430	$ (11,426)	(4,060,655)	$ (71,610)	$ 301,980

See accompanying notes to Consolidated Financial Statements.

ENNIS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Fiscal Years Ended				
		2025		2024		2023
Cash flows from operating activities:						
Net earnings	$	40,222	$	42,597	$	47,300
Adjustments to reconcile net earnings to net cash provided by operating activities:						
Depreciation		8,843		9,863		10,180
Amortization of intangible assets		7,726		7,649		7,176
(Loss) gain from disposal of assets		(58)		53		(5,896)
Accrued interest on short-term investments		(1,057)		(431)		—
Bad debt expense, net of recoveries		228		693		663
Stock based compensation		3,976		1,173		2,791
Deferred income taxes		(1,994)		(2,153)		(1,801)
Net pension expense		1,982		1,919		2,894
Cash paid to pension plan		(1,200)		(1,200)		(2,000)
Changes in operating assets and liabilities, net of the effects of acquisitions:						
Accounts receivable		9,567		8,836		(9,245)
Prepaid expenses and income taxes		499		(271)		(370)
Inventories		3,066		9,116		(7,780)
Other assets		(4,376)		120		(563)
Accounts payable and accrued expenses		(882)		(8,599)		3,334
Other liabilities		(687)		(296)		93
Net cash provided by operating activities		65,855		69,069		46,776
Cash flows from investing activities:						
Capital expenditures		(5,889)		(6,500)		(4,332)
Purchase of businesses and intangible asset, net of cash acquired		(6,187)		(19,609)		(8,767)
Purchase of investment securities		(10,093)		(31,394)		—
Maturity of investment securities		35,000		2,500		—
Proceeds from disposal of plant and property		369		9		1,642
Net cash used in investing activities		13,200		(54,994)		(11,457)
Cash flows from financing activities:						
Dividends paid		(91,988)		(25,860)		(25,839)
Common stock repurchases		(1,837)		(586)		(1,118)
Proceeds from exercise of stock options		173		—		—
Net cash used in financing activities		(93,652)		(26,446)		(26,957)
Net change in cash		(14,597)		(12,371)		8,362
Cash and cash equivalents at beginning of year		81,597		93,968		85,606
Cash and cash equivalents at end of year	$	67,000	$	81,597	$	93,968

See accompanying notes to Consolidated Financial Statements.

(1) Significant Accounting Policies and General Matters

Nature of Operations. Ennis, Inc. and its wholly owned subsidiaries (collectively, the "Company") are principally engaged in the production of and sale of business forms and other printed products to customers primarily located in the United States.

Basis of Consolidation. The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's last three fiscal years ended on the following days: February 28, 2025, February 29, 2024 and February 28, 2023 (fiscal years ended 2025, 2024 and 2023, respectively).

Segment Reporting. The Company evaluates and reports information based on the manner in which our Chief Executive Officer ("CEO"), who is the chief operating decision maker ("CODM"), evaluates performance and allocates resources. The CODM evaluates performance and allocates resources to the business on a consolidated basis, and as such, the Company has concluded it has a single operating and reportable segment. See Note 19.

Cash and cash equivalents. All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

Accounts Receivable and allowance for credit losses. Trade receivables are uncollateralized customer obligations due under normal trade terms requiring payment generally within 30 days from the invoice date. The Company has established procedures to monitor credit risk and has not experienced significant credit losses in prior years. Accounts receivable have been reduced by an allowance for amounts that may be uncollectible in the future. This estimated allowance is based on an analysis that estimates the amount of its total customer receivable balance that is not collectible. This analysis includes assessing a default probability to customers' receivable balances, which is influenced by several factors including (i) current market conditions, (ii) periodic review of customer credit worthiness, and (iii) review of customer receivable aging and payment trends. Write-offs are recorded at the time a customer receivable is deemed uncollectible. In accordance with Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses, Measurement of Credit Losses on Financial Instruments the Company recognizes expected credit losses based on a broader range of reasonable and supportable information to inform credit loss estimates.

Inventories. The Company values its inventories at the lower of first-in, first out ("FIFO") cost or market cost, with the exception of approximately 7.1% and 7.0% of inventories which is valued at last-in, first-out ("LIFO") for fiscal years 2025 and 2024, or net realizable value. The Company regularly reviews inventories on hand, using specific aging categories, and writes down the carrying value of its inventories for excess and potentially obsolete inventories based on historical usage and estimated future usage. In assessing the ultimate realization of its inventories, the Company is required to make judgments as to future demand requirements. As actual future demand or market conditions may vary from those projected by the Company, adjustments to inventories may be required. The Company provides reserves for excess and obsolete inventory when necessary based upon analysis of quantities on hand, recent sales volumes and reference to market prices.

Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is based upon the fair value of assets.

Property, Plant and Equipment. Depreciation and amortization of property, plant and equipment is calculated using the straight-line method over a period considered adequate to amortize the total cost over the useful lives of the assets, which range from 3 to 11 years for machinery and equipment and 10 to 33 years for buildings and improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Repairs and maintenance are expensed as incurred. Renewals and betterments are capitalized and depreciated over the remaining life of the specific property unit. The Company capitalizes all leases that are in substance acquisitions of property.

Goodwill and Other Intangible Assets. Goodwill is the excess of the purchase price paid over the value of net assets of businesses acquired and is not amortized. Intangible assets consist of trademarks and trade names, customer lists, non-compete agreements and technology, and are amortized on a straight-line basis over their estimated useful lives. Goodwill is evaluated for impairment on an annual basis, or more frequently if impairment indicators arise, using a quantitative or qualitative fair-value-based test that compares the fair value of the related business unit to its carrying value.

Fair Value of Financial Instruments. Certain assets and liabilities are required to be recorded at fair value on a recurring basis. Fair value is determined based on the exchange price that would be received for an asset or transferred for a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The carrying amounts of cash, accounts receivables, and accounts payable approximate fair value because of the short maturity and/or variable rates associated with these instruments. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 - Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.

Level 3 - Inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Treasury Stock. The Company accounts for repurchases of common stock using the cost method with common stock in treasury classified in the consolidated balance sheets as a reduction of shareholders' equity.

Revenue Recognition.

Nature of Revenues

Substantially all of the Company's revenue from contracts with customers consist of the sale of commercial printing products in the continental United States of America and is primarily recognized at a point in time in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. Revenue from the sale of commercial printing products, including shipping and handling fees billed to customers, is recognized upon the transfer of control to the customer, which is generally upon shipment to the customer when the terms of the sale are FOB shipping point, or, to a lesser extent, upon delivery to the customer if the terms of the sale are FOB destination. Net sales represent gross sales invoiced to customers, less certain related charges, including sales tax, discounts, returns and other allowances. Returns, discounts and other allowances have historically been insignificant.

In a small number of cases and upon customer request, the Company prints and stores commercial printing product for customer specified future delivery, generally within the same year as the product is manufactured. In this case, revenue is recognized upon the transfer of control when manufacturing is complete and title and risk of ownership is passed to the customer while the inventory remains in the Company's warehouses. Approximately $13.7 million, $15.5 million and $17.1 million of revenue was recognized under these arrangements during fiscal years 2025, 2024 and 2023, respectively.

Storage revenue for certain customers may be recognized over time rather than at a point in time. The amount of storage revenue is immaterial to the Consolidated Financial Statements. As the output method for measure of progress is determined to be appropriate, the Company recognizes revenue in the amount for which it has the right to invoice for revenue that is recognized over time and for which it demonstrates that the invoiced amount corresponds directly with the value to the customer for the performance completed to date.

The Company does not disaggregate revenue and operates in one sales category consisting of customized commercial printed products, which is reported as net sales on the consolidated statements of operations. The Company does not have material contract assets and contract liabilities as of February 28, 2025 and February 29, 2024.

Significant Judgments

Generally, the Company's contracts with customers are comprised of a written quote and customer purchase order or statement of work and governed by the Company's trade terms and conditions. In certain instances, it may be further supplemented by separate pricing agreements and customer incentive arrangements, which typically only affect the contract's transaction price. Contracts do not contain a significant financing component as payment terms on invoiced amounts are typically between 30 to 90 days, based on the Company's credit assessment of individual customers, as well as industry expectations. Product returns are not significant as the bulk of our sales are custom in nature.

From time to time, the Company may offer incentives to its customers considered to be variable consideration including volume-based rebates or early payment discounts. Customer incentives considered to be variable consideration are recorded as a reduction to revenue as part of the transaction price at contract inception when there is a basis to reasonably estimate the amount of the incentive and only to the extent that it is probable that a significant reversal of any incremental revenue will not occur. Customer incentives are allocated entirely to the single performance obligation of transferring printed product to the customer and are not considered material.

For customers with terms of FOB shipping point, the Company accounts for shipping and handling activities performed after the control of the printed product has been transferred to the customer as a fulfillment cost. The Company accrues for the costs of shipping and handling activities if revenue is recognized before contractually agreed shipping and handling activities occur.

The Company's contracts with customers are generally short-term in nature. Accordingly, the Company does not disclose the value of unsatisfied performance obligations nor the timing of revenue recognition.

Advertising Expenses. The Company expenses advertising costs as incurred. Catalog and brochure preparation and printing costs, which are considered direct response advertising, are amortized to expense over the life of the catalog, which typically ranges from three to twelve months. Advertising expense was approximately $0.2 million, $0.5 million and $0.6 million during the fiscal years ended 2025, 2024 and 2023, respectively, and is included in selling, general and administrative expenses in the Consolidated Statements of Operations.

Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In the event the Company determines that its deferred tax assets, more likely than not, will not be realized in the future, the valuation adjustment to the deferred tax assets will be charged to earnings in the period in which the Company makes such a determination.

Earnings Per Share. Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding and then adding the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. This is calculated using the treasury stock method. No options were outstanding at the end of fiscal years 2025, 2024 and 2023. The dilutive shares for restricted stock grants are included in the computation for basic and diluted earnings per share.

Accumulated Other Comprehensive Loss. Accumulated other comprehensive loss is defined as the change in equity resulting from transactions from non-owner sources. Other comprehensive income consisted of changes in the funded status of the Company's pension plan.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Shipping and Handling Costs. The Company records amounts billed to customers for shipping and handling costs in net sales and related costs are included in cost of goods sold.

Stock Based Compensation. The Company recognizes stock based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. Actual forfeitures are recorded when they occur. The fair value of all share based awards is estimated on the date of grant.

Issued accounting standards not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands disclosures in a public business entity's income tax rate reconciliation table and other disclosures regarding cash taxes paid both in the U.S. and to foreign taxing jurisdictions. This ASU is effective for annual periods beginning after December 15, 2024 (fiscal 2026 for the Company), but early adoption is permitted. This ASU should be applied on a prospective basis, although retrospective application is permitted. Management expects the adoption of the pronouncement will result in additional disclosures in its Consolidated Financial Statements for fiscal year 2026 but do not expect it to have a material impact on our Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, that requires entities to disclose additional information in the notes to the financial statements about prescribed categories underlying any relevant income statement expense caption. The new standard is effective for annual reporting periods beginning after December 15, 2026 (fiscal year 2028 for the Company) and interim periods within annual reporting periods beginning after December 15, 2027. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements but will result in some disaggregation of the Company's income statement expenses in the notes to the consolidated financial statements.

Recently adopted accounting standards

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which aims to improve disclosures about a public entity's reportable segments. This update addresses requests from investors for more detailed information about a reportable segment's expenses in order to improve understanding of a public entity's business activities, overall performance, and potential future cash flows. The amendments in this ASU include a requirement for public business entities to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and are included within each reported measure of segment profit or loss. This update also provides new segment disclosure information for entities with a single reportable segment. The Company adopted ASU 2023-07 first in its annual consolidated financial statements for the year ending February 28, 2025, and it was applied retrospectively to all prior periods presented. See Note 19.

(2) Accounts Receivable and Allowance for Credit Losses

Accounts receivable are reduced by an allowance for an estimate of amounts that are uncollectible. Substantially all of the Company's receivables are due from customers in North America. The Company extends credit to its customers based upon its evaluation of the following factors: (i) the customer's financial condition, (ii) the amount of credit the customer requests, and (iii) the customer's actual payment history (which includes disputed invoice resolution). The Company does not typically require its customers to post a deposit or supply collateral. The Company's allowance for credit losses is based on an analysis that estimates the amount of its total customer receivable balance that is not collectible. This analysis includes assessing a default probability to customers' receivable balances, which is influenced by several factors including (i) current market conditions, (ii) periodic review of customer credit worthiness, and (iii) review of customer receivable aging and payment trends.

The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance in the period the payment is received. Recoveries for the years presented were not significant to the financial statements. Credit losses have consistently been within management's expectations.

The following table represents the activity in the Company's allowance for credit losses for the fiscal years ended (in thousands):

	2025	2024	2023
Balance at beginning of year	$ 1,707	$ 1,710	$ 1,200
Bad debt expense, net of recoveries	228	693	663
Accounts written off	(222)	(696)	(153)
Balance at end of year	$ 1,713	$ 1,707	$ 1,710

	February 28, 2025	February 29, 2024
Trade receivables, net of allowance for credit losses	$ 37,037	$ 39,665
Vendor rebates	1,649	3,109
Note receivable	—	4,435
Other	67	—
	$ 38,753	$ 47,209

The note receivable relates to the sale of an unused manufacturing facility and was originally structured to be paid in 12 consecutive monthly installments, with a fixed interest rate of 5.95% per annum and a balloon payment due upon completion of the final payment. The $4.4 million note receivable was reclassified to long-term. The note receivable has been extended beyond the one-year maturity date due to regulatory delays in clearing the facility for third-party financing.

(3) Short-term Investments and Fair Value Measurements

Short-term investments are securities with original maturities of greater than three months but less than twelve months and are comprised of U.S. Treasury Bills. The Company determines the classification of these securities as trading, available for sale or held-to-maturity at the time of purchase and re-evaluates these determinations at each balance sheet date. The Company's short-term investments are classified as held-to-maturity for the period presented as it has the positive intent and ability to hold these investments to maturity. The Company's held-to-maturity investments are stated at amortized cost, which approximated fair value, and are periodically assessed for other-than-temporary impairment.

Amortized cost and estimated fair value of investment securities classified as held-to-maturity were as follows at February 28, 2025 and February 29, 2024 (in thousands):

	Cost or Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
February 28, 2025				
Investment securities due in less than one year	$ 5,475	$ 4	$ —	$ 5,479
February 29, 2024				
Investment securities due in less than one year	$ 29,325	$ —	$ 45	$ 29,280

The Company's short-term investments in investment securities are Level 1 fair value measure due to the active trading of U.S. Treasury bills. The Company did not hold any Level 2 or 3 financial assets or liabilities measured at fair value on a recurring basis. There were no transfers between levels during the fiscal years ended February 28, 2025 or February 29, 2024.

(4) Inventories

The following table summarizes the components of inventories at the different stages of production as of February 28, 2025 and February 29, 2024 (in thousands):

	2025	2024
Raw material	$ 20,862	$ 21,764
Work-in-process	4,919	5,621
Finished goods	13,016	12,652
	$ 38,797	$ 40,037

The allowance for aged obsolete inventory at fiscal years ended 2025 and 2024 were $1.8 million and $1.7 million, respectively. The aged inventory allowance is recorded primarily to account for the decrease in market value of general stock inventory that is not manufactured to specific customer order. Inventory write offs were $0.1 million in each of the fiscal years ended 2025, 2024, and 2023.

The excess of current costs at FIFO over LIFO stated values was approximately $5.6 million and $5.9 million as of fiscal years ended 2025 and 2024, respectively. During both fiscal year 2025 and 2024, as inventory quantities were reduced, this resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years compared with the cost of fiscal years 2024 and 2023, as applicable. The effect decreased cost of sales by approximately $0.7 million, $0.6 million and $0.3 million for fiscal years 2025, 2024 and 2023, respectively. Cost includes materials, labor and overhead related to the purchase and production of inventories.

(5) Acquisitions

The Company applies the acquisition method of accounting for business combinations. Under the acquisition method, the acquiring entity in a business combination recognizes 100% of the assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes valuation techniques appropriate for the asset or liability being measured in determining these fair values. Any excess of the purchase price over amounts allocated to assets acquired, including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Where amounts allocated to assets acquired and liabilities assumed is greater than the purchase price, a bargain purchase gain is recognized. Any acquisition-related costs are expensed as incurred. During the fiscal year ended February 28, 2025, the acquisition related cost were not significant to the Company's Consolidated Financial Statements.

Acquisition of Printing Technologies

On June 26, 2024, the Company acquired the assets and business of Printing Technologies, Inc. ("PTI"), which is based in Indianapolis, Indiana, for approximately $5.5 million in cash. The Company performed an allocation of the total estimated consideration and recorded the underlying assets acquired (including certain identified intangible assets) and liabilities assumed based on the estimated fair values using the information available as of the acquisition date. The Company recorded intangible assets with definite lives of approximately $2.0 million in connection with the transaction, which are deductible for tax purposes. The acquisition of PTI strengthens our production capabilities and diversifies our product offerings to enable us to better serve our broad customer base.

The following table summarizes the Company's purchase price allocation for PTI subsequent to the acquisition date (in thousands):

Accounts receivable	$	1,339
Inventories		1,826
Other assets		100
Right-of-use asset		847
Property, plant and equipment		887
Intangibles		2,012
Operating lease liability		(847)
Accounts payable and accrued liabilities		(633)
Acquisition price	$	5,531

Acquisition of Eagle Graphics and Diamond Graphics

On October 11, 2023, the Company acquired the assets and business of Eagle Graphics, Inc. ("Eagle"), which is based in Annville, Pennsylvania, and Diamond Graphics, Inc. ("Diamond"), which is based in Bensalem, Pennsylvania, for approximately $7.9 million in cash. The Company performed an allocation of the total estimated consideration and recorded the underlying assets acquired (including certain identified intangible assets) and liabilities assumed based on the estimated fair values prepared by management using the information available as of the acquisition date. All goodwill of $0.2 million recognized as a part of this acquisition is deductible for tax purposes. The Company also recorded intangible assets with definite lives of approximately $0.8 million in connection with the transaction, which are also deductible for tax purposes. The acquisition of Eagle and Diamond strengthens our production capabilities to serve our customers in the Northeast United States.

The following table summarizes the Company's purchase price allocation for Eagle and Diamond as of the acquisition date (in thousands):

Accounts receivable	$	838
Inventories		917
Property, plant and equipment		5,304
Goodwill and intangibles		971
Accounts payable and accrued liabilities		(159)
Acquisition price	$	7,871

Acquisition of UMC Print

On June 2, 2023, the Company acquired the assets and business of UMC Print ("UMC"), which is based in Overland Park, Kansas, for approximately $7.5 million in cash plus the assumption of trade payables of approximately $0.8 million. The Company performed an allocation of the total estimated consideration and recorded the underlying assets acquired (including certain identified intangible assets) and liabilities assumed based on the estimated fair values prepared by management using the information available as of the acquisition date. In January 2024, the Company received an indemnity claim from escrow related to a piece of equipment in the amount of $0.2 million. All goodwill of $2.2 million recognized as a part of this acquisition is deductible for tax purposes. The Company also recorded intangible assets with definite lives of approximately $0.8 million in connection with the transaction, which are also deductible for tax purposes. The acquisition of UMC brings the Company expanded commercial print capabilities serving customers throughout the Midwest United States.

The following table summarizes the Company's purchase price allocation for UMC as of the acquisition date (in thousands):

Cash	$	758
Accounts receivable		1,839
Inventories		553
Property, plant and equipment		2,137
Goodwill and intangibles		2,971
Accounts payable and accrued liabilities		(789)
Acquisition price	$	7,469

Acquisition of Stylecraft Printing

On May 23, 2023, the Company acquired the real estate and operations of Stylecraft Printing Company ("Stylecraft"), which is based in Canton, Michigan, for $5.0 million plus the assumption of trade payables. The Company performed an allocation of the total estimated consideration and recorded the underlying assets acquired (including certain identified intangible assets) and liabilities assumed based on their estimated fair values using the information available as of the acquisition date. All goodwill of $0.2 million recognized as a part of this acquisition is deductible for tax purposes. The Company also recorded intangible assets with definite lives of approximately $0.3 million in connection with the transaction, which are also deductible for tax purposes. The acquisition of Stylecraft expands the Company's product lines and footprint specializing in business forms, integrated products and commercial printing.

The following table summarizes the Company's purchase price allocation for Stylecraft as of the acquisition date (in thousands):

Accounts receivable	$	554
Inventories		849
Right-of-use asset		28
Property, plant and equipment		3,160
Goodwill and intangibles		476
Operating lease liability		(28)
Accounts payable and accrued liabilities		(12)
Acquisition price	$	5,027

During fiscal year 2025, the Company purchased a customer list in the amount of $0.6 million.

The results of operations for PTI, Stylecraft, UMC, Eagle and Diamond are included in the Company's Consolidated Financial Statements from the respective dates of acquisition. The following table sets forth certain operating information on a pro forma basis as though the respective acquisition had occurred as of the beginning of the comparable prior period. The following pro forma information for fiscal year 2025 includes PTI. The pro forma information for fiscal year 2024 includes PTI, Eagle, Diamond, UMC and Stylecraft. Fiscal year 2023 includes School Photo Marketing ("SPM").

The pro forma information includes the estimated impact of adjustments such as amortization of intangible assets, depreciation expense and interest expense and related tax effects (in thousands, except per share amounts).

	Unaudited 2025	Unaudited 2024	Unaudited 2023
Pro forma net sales	$ 399,283	$ 430,470	$ 464,625
Pro forma net earnings	40,099	43,994	52,088
Pro forma earnings per share - diluted	$ 1.53	$ 1.70	$ 2.01

The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the period presented.

(6) Leases

The Company leases certain of its facilities and equipment under operating leases, which are recorded as right-of-use assets and lease liabilities. The Company's leases generally have terms of 1 - 5 years, with certain leases including renewal options to extend the leases for additional periods at the Company's discretion. At lease inception, all renewal options reasonably certain to be exercised are considered when determining the lease term. The Company currently does not have leases that include options to purchase or provisions that would automatically transfer ownership of the leased property to the Company.

Operating lease expense is recognized on a straight-line basis over the lease term, and variable lease payments are expensed as incurred. The Company had no variable lease costs for the fiscal years ended 2025 and 2024.

The Company determines whether a contract is or contains a lease at the inception of the contract. A contract will be deemed to be or contain a lease if the contract conveys the right to control and direct the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company generally must also have the right to obtain substantially all of the economic benefits from the use of the property, plant, and equipment.

Operating lease assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. To determine the present value of lease payments not yet paid, the Company estimates incremental borrowing rates based on the information available at lease commencement date as rates are not implicitly stated in most leases.

Lease expense is recognized in cost of sales and selling, general and administrative expense within the consolidated statements of operations, based on the underlying nature of the leased asset.

Components of lease expense for the three fiscal years ended (in thousands):

	2025		2024		2023
Operating lease cost	$	5,574	$	5,632	$	5,974
Supplemental cash flow information related to leases was as follows:						
Cash paid for amounts included in the measurement of lease liabilities						
Operating cash flows from operating leases	$	5,653	$	5,669	$	5,987
Right-of-use assets obtained in exchange for lease obligations						
Operating leases	$	5,562	$	916	$	3,065
Weighted Average Remaining Lease Terms						
Operating leases		2.8 Years		2.5 Years		3.0 Years
Weighted Average Discount Rate						
Operating leases		4.61%		4.08%		3.86%

Future minimum lease commitments under non-cancelable operating leases for each of the fiscal years ending are as follows (in thousands):

	Operating Lease Commitments	
2026	$	4,251
2027		3,104
2028		1,666
2029		824
2030		297
Total future minimum lease payments	$	10,142
Less imputed interest		666
Present value of lease liabilities	$	9,476

(7) Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets of acquired businesses and is not amortized. Goodwill is tested for impairment at the single reporting unit level. The annual impairment test of goodwill and intangible assets is performed as of December 1 of each fiscal year.

The Company uses qualitative factors to determine whether it is more likely than not (likelihood of more than 50%) that the fair value of the reporting unit exceeds its carrying amount, including goodwill. Some of the qualitative factors considered in applying this test include consideration of macroeconomic conditions, industry and market conditions, cost factors affecting the business, overall financial performance of the business, and performance of the share price of the Company.

If qualitative factors are not deemed sufficient to conclude that the fair value of the reporting unit more likely than not exceeds its carrying value, then step one (a quantitative assessment) is applied in making an impairment evaluation under ASC 350. The quantitative evaluation utilizes multiple valuation methodologies, including a market approach (market price multiples of comparable companies) and an income approach (discounted cash flow analysis). The computations require management to make significant estimates and assumptions, including, among other things, selection of comparable publicly traded companies, the discount rate applied to future earnings reflecting a weighted average cost of capital, and earnings growth assumptions. A discounted cash flow analysis requires management to make various assumptions about future sales, operating margins, capital expenditures, working capital, and growth rates. If the evaluation results in the fair value of the goodwill for the reporting unit being lower than the carrying value, an impairment charge is recorded. A goodwill impairment charge was not required for fiscal years 2025, 2024, or 2023.

Definite-lived intangible assets are amortized over their estimated useful lives and tested for impairment if events or changes in circumstances indicate that the asset may be impaired.

The carrying amount and accumulated amortization of the Company's intangible assets at each balance sheet date are as follows (in thousands):

As of February 28, 2025	Weighted Average Remaining Life (in years)	Gross Carrying Amount		Accumulated Amortization		Net	
Definite-lived intangible assets							
Trademarks and trade names	6.9	$	30,911	$	16,544	$	14,367
Customer lists	4.8		83,303		64,890		18,413
Non-compete	0.8		261		212		49
Technology	4.8		650		209		441
Total	5.7	$	115,125	$	81,855	$	33,270

As of February 29, 2024							
Definite-lived intangible assets							
Trademarks and trade names	7.6	$	29,817	$	14,366	$	15,451
Customer lists	5.1		81,753		59,473		22,280
Non-compete	1.6		238		176		62
Technology	5.8		650		116		534
Total	6.1	$	112,458	$	74,131	$	38,327

Aggregate amortization expense for each of the fiscal years 2025, 2024 and 2023 was approximately $7.7 million, $7.6 million and $7.2 million, respectively.

The Company's estimated amortization expense for the next five fiscal years is as follows (in thousands):

2026	$	7,235
2027	$	6,140
2028	$	4,634
2029	$	3,999
2030	$	2,784

Changes in the net carrying amount of goodwill for fiscal years 2025 and 2024 are as follows (in thousands):

Balance as of March 1, 2023	$	91,819
Goodwill acquired		2,530
Balance as of February 29, 2024		94,349
Goodwill acquired		—
Balance as of February 28, 2025	$	94,349

No goodwill was added related to the acquisition of PTI during fiscal year 2025. During fiscal year 2024, $2.5 million was added to goodwill related to the acquisitions of Stylecraft, UMC, Eagle and Diamond.

(8) Accrued Expenses

The following table summarizes the components of other accrued expenses for the fiscal years ended (in thousands):

	February 28, 2025		February 29, 2024	
Employee compensation and benefits	$	11,505	$	13,714
Taxes other than income		1,440		1,341
Accrued legal and professional fees		521		510
Accrued utilities		108		108
Income taxes payable		567		626
Other accrued expenses		1,198		1,242
	$	15,339	$	17,541

(9) Credit Facility

As of February 28, 2025, the Company has $0.3 million outstanding under a standby letters of credit arrangement secured by a cash collateral bank account.

(10) Shareholders' Equity

The Board has authorized the repurchase of the Company's outstanding common stock through a stock repurchase program, which authorized amount is currently up to $60.0 million in the aggregate. Under the repurchase program, purchases may be made from time to time in the open market or through privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases, if any, will be made in accordance with applicable insider trading and other securities laws and regulations. These repurchases may be commenced or suspended at any time or from time to time without prior notice.

During the fiscal years ended February 28, 2025 and February 29, 2024, the Company repurchased 91,883 and 29,350 shares of common stock under the program at an average price of $19.79 and $19.96 per share, respectively. Since the program's inception in October 2008, there have been 2,334,344 common shares repurchased at an average price of $16.47 per share. As of February 28, 2025, there was $21.5 million available to repurchase shares of the Company's common stock under the program.

(11) Stock Option Plan and Stock Based Compensation

The Company grants stock options, restricted stock and restricted stock units ("RSUs") to key executives and managerial employees and non-employee directors. Prior to June 30, 2021, the Company had one stock incentive plan, the 2004 Long-Term Incentive Plan of Ennis, Inc., as amended and restated as of May 18, 2008 and was further amended on June 30, 2011 (the "Old Plan"). The Old Plan expired June 30, 2021 and all remaining unused shares expired. Subject to the affirmative vote of the shareholders, the Board adopted the 2021 Long-Term Incentive Plan of Ennis, Inc. (the "New Plan") on April 16, 2021 authorizing 1,033,648 shares of common stock for awards. The New Plan was approved by the shareholders at the Annual Meeting on July 15, 2021 by a majority vote. The New Plan expires June 30, 2031 and all unissued stock will expire on that date. At fiscal year ended February 28, 2025, the Company has 280,445 shares of unissued common stock reserved under the New Plan for issuance and uses treasury stock to satisfy option exercises and restricted stock awards.

The Company recognizes compensation expense for stock options and restricted stock grants on a straight-line basis over the requisite service period. For the fiscal years ended 2025, 2024 and 2023, the Company included in selling, general and administrative expenses, compensation expense related to share based compensation of $2.9 million, $2.5 million and $2.8 million, respectively.

Stock Options

No stock options were granted during fiscal year 2025 and 2023. The following is a summary of the assumptions used and the weighted average grant-date fair value of the stock options granted during the fiscal year ended February 29, 2024.

	February 29, 2024
Expected volatility	19.55%
Expected term (years)	3
Risk free interest rate	3.87%
Dividend Yield	4.94%
Weighted average grant-date fair value	$ 2.47

A summary of the status of the Company's unvested stock options at February 28, 2025 are presented below:

	Number of Options		Weighted Average Grant Date Fair Value
Unvested at March 1, 2024	52,500	$	2.47
New grants	—		—
Vested	(17,497)		2.47
Forfeited	(8,334)		2.47
Unvested at February 28, 2025	26,669	$	2.47

As of February 28, 2025, there was less than $0.1 million of unrecognized compensation cost related to unvested stock options granted under the Plan. The weighted average remaining requisite service period of the unvested stock options was 1.1 years. All outstanding options had an exercise price of $19.88.

Restricted Stock

The following occurred with respect to the Company's restricted stock awards for each of the three fiscal years ended February 28, 2025:

	Number of Shares		Weighted Average Grant Date Fair Value
Outstanding at March 1, 2022	67,164	$	18.73
Granted	22,000		19.78
Terminated	—		—
Vested	(39,381)		19.00
Outstanding at February 28, 2023	49,783	$	18.99
Granted	21,672		20.31
Terminated	—		—
Vested	(29,324)		18.36
Outstanding at February 29, 2024	42,131	$	20.11
Granted	19,880		23.24
Terminated	—		—
Vested	(20,344)		20.08
Outstanding at February 28, 2025	41,667	$	21.61

The total fair value of restricted stock awards vested during fiscal 2025, 2024 and 2023 were $0.5 million, $0.6 million, and $0.8 million, respectively.

As of February 28, 2025, the total remaining unrecognized compensation cost related to unvested restricted stock was approximately $0.6 million. The weighted average remaining requisite service period of the unvested restricted stock awards was 1.7 years. As of February 28, 2025, the Company's outstanding restricted stock had an underlying fair value of $0.9 million at date of grant.

Restricted Stock Units

During fiscal year 2025, 183,457 performance-based RSUs and 122,303 time-based RSUs were granted under the New Plan. The fair value of the time-based RSUs was estimated based on the fair market value of the Company's stock on the date of grant of $19.43 per unit. The fair value of the performance-based RSUs, using a Monte Carlo valuation model, was $19.97 per unit. The performance measures include a threshold, target and maximum performance level providing the grantees an opportunity to receive more or less shares than targeted depending on actual financial performance. The award will be based on the Company's return on equity, EBITDA and adjusted for the Company's Relative Shareholder Return as measured against a defined peer group. Holders of RSUs receive cash dividends equal to the dividends we declare and pay on our common stock, which are included in dividends paid in the Condensed Consolidated Financial Statements.

The performance-based RSUs will vest no later than March 15, 2027, which is the deadline for the Compensation Committee to determine the extent of the Company's attainment of the Performance Goals during the Performance Period that ends on February 28, 2027. The time-based RSUs vest ratably over three years from the date of grant.

The following occurred with respect to the Company's restricted stock units ("RSUs") for fiscal years 2023, 2024 and 2025:

	Time-based		Performance-based	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at March 1, 2022	35,071	$ 20.38	140,287	$ 23.17
Granted	9,893	19.47	93,532	23.17
Terminated	—	—	—	—
Vested	(11,690)	20.38	—	—
Outstanding at February 28, 2023	33,274	$ 20.11	233,819	$ 23.17
Granted	—	—	—	—
Terminated	—	—	(81,247)	20.32
Vested	(16,635)	20.11	—	—
Outstanding at February 29, 2024	16,639	$ 20.11	152,572	$ 23.17
Granted (1)	122,303	19.43	238,494	19.97
Change due to performance achievement	—	—	61,337	—
Terminated	(8,695)	19.43	(29,462)	19.97
Vested	(28,286)	19.83	(224,114)	22.59
Outstanding at February 28, 2025	101,961	$ 19.43	198,827	$ 19.97

(1) The number of shares of time-based grants may, upon vesting, convert 50% into common stock and the remaining 50% into two incentive stock options for each RSU with an exercise price equal to the closing price of the Company's stock on that date for employees who have not met their stock ownership requirements. The number of shares of performance-based grants includes an estimate 55,037 of additional RSUs at the maximum achievement level of 130% of target payout. Actual shares that may be issued can range from 0% to 130% of target.

The total fair value of restricted stock unit awards vested during fiscal 2025, 2024 and 2023 were $4.9 million, $0.3 million and $0.2 million, respectively. Performance based RSUs vesting during fiscal year 2024 include triennial performance-based RSUs intended to compensate executive officers over its three year measurement period of fiscal year 2022 through fiscal year 2024. The compensation expense related to the vesting was recognized over the applicable vesting period of the award. In addition, there was an accelerated vesting of 29,118 shares upon the retirement of an executive officer.

As of February 28, 2025, the total remaining unrecognized compensation cost of time-based RSUs was approximately $1.4 million over a weighted average remaining requisite service period of 2.1 years. The total remaining unrecognized compensation of performance-based RSUs was approximately $2.8 million over a weighted average remaining requisite service period of 2.1 years. As of February 28, 2025, the Company's outstanding RSUs had an underlying fair value of $6.4 million at date of grant.

ENNIS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) Benefit Plans

Pension Plan

The Company and certain subsidiaries have a noncontributory defined benefit retirement plan (the "Pension Plan"), covering approximately 12% of aggregate employees. Benefits are based on years of service and the employee's average compensation for the highest five compensation years preceding retirement or termination. Effective January 1, 2009, the Company amended the Pension Plan to exclude any new employees from participation in the Pension Plan. Eligible employees who were hired before January 1, 2009 are still eligible to participate and participating employees continue to accrue benefit service. The Company's funding policy is to contribute annually an amount in accordance with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company's Pension Plan asset allocation, by asset category, is as follows for the fiscal years ended:

	2025	2024
Equity securities	31%	43%
Debt securities	68%	51%
Cash and cash equivalents	1%	6%
Total	100%	100%

The Company adopted a dynamic asset allocation plan ("Glide Path") which assists in optimizing the volatility of the Pension Plan's funded status over the long term. Glide Path is a schedule of planned asset allocation shifts, dependent upon changes in the Pension Plan's funded status. It is expected that the allocation to Liability Hedge Assets (Fixed Income) will increase as the funded status of the Pension Plan improves. The Company's target asset allocation percentage, by asset class, for the year ended February 28, 2025 is as follows:

Asset Class	Target Allocation Percentage
Cash	1 – 5%
Fixed Income	44 – 64%
Equity	34 – 54%

The Company estimates the long-term rate of return on Pension Plan assets will be 5.5% based upon target asset allocation. Expected returns are developed based upon the information obtained from the Company's investment advisors. The advisors provide ten-year historical and five-year expected returns on the fund in the target asset allocation. The return information is weighted based upon the asset allocation at the end of the fiscal year. The expected rate of return at the beginning of fiscal year ended 2025 was 5.5%. The rate used in the calculation of fiscal year ended 2024 pension expense was 6.0%.

The following tables present the Pension Plan's fair value hierarchy for those assets measured at fair value on a reoccurring basis as of February 28, 2025 and February 29, 2024 (in thousands):

		February 28, 2025		
Description	**Total**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Cash and cash equivalents	$ 1,010	$ 1,010	$ —	$ —
Government bonds	12,547	—	12,547	—
Corporate bonds	23,431	—	23,431	—
Domestic equities	14,603	14,603	—	—
Foreign equities	1,745	1,745	—	—
	$ 53,336	$ 17,358	$ 35,978	$ —

		February 29, 2024		
Description	**Total**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Cash and cash equivalents	$ 3,275	$ 3,275	$ —	$ —
Government bonds	10,029	—	10,029	—
Corporate bonds	16,215	—	16,215	—
Domestic equities	19,711	19,711	—	—
Foreign equities	2,586	2,586	—	—
	$ 51,816	$ 25,572	$ 26,244	$ —

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows, and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. The disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

Pension expense is composed of the following components included in cost of goods sold and selling, general and administrative expenses in the Company's consolidated statements of operations for fiscal years ended (in thousands):

	2025	2024	2023
Components of net periodic benefit cost			
Service cost	$ 663	$ 673	$ 944
Interest cost	2,596	2,456	1,967
Expected return on plan assets	(3,019)	(3,104)	(3,699)
Amortization of:			
Unrecognized net loss	1,742	1,894	2,409
Settlement charge	—	—	1,273
Net periodic benefit cost	1,982	1,919	2,894
Other changes in Plan Assets and Projected Benefit Obligation			
Recognized in Other comprehensive loss (income)			
Net actuarial loss (gain)	(381)	449	(2,295)
Amortization of net actuarial loss	(1,742)	(1,896)	(3,682)
	(2,123)	(1,447)	(5,977)
Total recognized in net periodic pension cost and other comprehensive loss (income)	(141)	$ 472	$ (3,083)

The following table represents the assumptions used to determine benefit obligations and net periodic pension cost for fiscal years ended:

	2025	2024	2023
Weighted average discount rate (net periodic pension cost)	5.15%	5.00%	3.10%
Earnings progression (net periodic pension cost)	3.00%	3.00%	3.00%
Expected long-term rate of return on plan assets (net periodic pension cost)	5.50%	6.00%	6.50%
Weighted average discount rate (benefit obligations)	5.15%	5.15%	5.00%
Earnings progression (benefit obligations)	3.00%	3.00%	3.00%

The accumulated benefit obligation ("ABO"), change in projected benefit obligation ("PBO"), change in Pension Plan assets, funded status, and reconciliation to amounts recognized in the consolidated balance sheets are as follows (in thousands):

	2025	2024
Change in benefit obligation		
Projected benefit obligation at beginning of year	$ 51,736	$ 49,888
Service cost	663	673
Interest cost	2,596	2,456
Actuarial (gain) loss	435	1,572
Discount Rate change	—	—
Other assumption change	107	(122)
Benefits paid	(3,623)	(2,731)
Settlement	—	—
Projected benefit obligation at end of year	$ 51,914	$ 51,736
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 51,816	$ 49,242
Company contributions	1,200	1,200
Gain on plan assets	3,943	4,105
Benefits paid	(3,623)	(2,731)
Fair value of plan assets at end of year	$ 53,336	$ 51,816
Funded (unfunded) status	$ 1,422	$ 80
Accumulated benefit obligation at end of year	$ 48,990	$ 48,438

The measurement dates of actuarial valuations used to determine pension and other postretirement benefits is the Company's fiscal year end. There were no lump sum distributions or non-cash settlement charges in fiscal years 2025 and 2024. The Company made a $1.2 million contribution to the Pension Plan during each fiscal year 2025 and 2024. Depending on the Pension Plan's projected funding status, the Company expects to contribute between $1.0 million and $1.2 million to the Pension Plan during fiscal year 2026.

Estimated future benefit payments which reflect expected future service, as appropriate, are expected to be paid to the Pension Plan participants in the fiscal years ended (in thousands):

Year	Projected Payments
2026	$ 3,900
2027	3,800
2028	3,400
2029	4,300
2030	4,500
2031 – 2035	20,600

401(k) Plan

Effective February 1, 1994, the Company adopted a Defined Contribution 401(k) Plan (the "401(k) Plan") for its United States employees. The 401(k) Plan covers substantially all full-time employees who have completed sixty days of service and attained the age of eighteen. United States employees can contribute up to 100 percent of their annual compensation but are limited to the maximum annual dollar amount allowable under the Internal Revenue Code. The 401(k) Plan provides for employer matching contributions or discretionary employer contributions for certain employees not enrolled in the Pension Plan for employees of the Company. Eligibility for employer contributions, matching percentage, and limitations depends on the participant's employment location and whether the employees are covered by the Pension Plan, among other factors. The Company's matching contributions are immediately vested. The Company made matching 401(k) contributions in the amount of $1.7 million, $1.8 million and $1.9 million in fiscal years ended 2025, 2024 and 2023, respectively.

(13) Income Taxes

The following table represents components of the provision for income taxes for fiscal years ended (in thousands):

	2025	2024	2023
Current expense (benefit):			
Federal	$ 13,276	$ 13,842	$ 15,784
State and local	3,651	4,337	3,647
Total current	16,927	18,179	19,431
Deferred expense (benefit):			
Federal	(1,328)	(1,133)	(1,341)
State and local	(367)	(520)	(460)
Total deferred	(1,695)	(1,653)	(1,801)
Total provision for income taxes	$ 15,232	$ 16,526	$ 17,630

The following summary reconciles the statutory U.S. federal income tax rate to the Company's effective tax rate for the fiscal years ended:

	2025	2024	2023
Statutory rate	21.0 %	21.0 %	21.0 %
Provision for state income taxes, net of federal income tax benefit	4.5	4.3	3.9
Federal true-up	0.2	1.8	1.5
Stock compensation and Section 162(m) limitation	1.7	0.9	0.8
	27.4 %	28.0 %	27.2 %

Deferred taxes are recorded to give recognition to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The tax effects of these temporary differences are recorded as deferred tax assets and deferred tax liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years. Deferred tax liabilities generally represent items that have been deducted for tax purposes but have not yet been recorded in the consolidated statements of operations. To the extent there are deferred tax assets that are more likely than not to be realized, a valuation allowance would be recorded. Management does not expect to be able to utilize the foreign tax credit before it expires in 2026. Therefore, a full valuation allowance was established in fiscal year 2020. IRS code Section 162(m) limits the amount of deductible compensation for tax purposes paid to certain covered employees. The components of deferred income tax assets and liabilities are summarized as follows (in thousands) for fiscal years ended:

Deferred tax assets	2025	2024
Allowance for credit losses	$ 388	$ 385
Inventories	1,169	1,128
Employee compensation and benefits	1,226	712
Pension and noncurrent employee compensation benefits	153	952
Property tax	216	—
Operating lease liabilities	2,567	2,529
Net operating loss and foreign tax credits	542	878
Other	309	—
Total deferred tax assets	6,570	6,584
Less: valuation allowance	(474)	(408)
Total deferred tax assets, net	$ 6,096	$ 6,176
Deferred tax liabilities		
Property, plant and equipment	$ 1,535	$ 3,137
Goodwill and other intangible assets	9,774	9,739
Right-of-use assets	2,525	2,466
Other	103	139
Total deferred tax liabilities	$ 13,937	$ 15,481
Net deferred income tax liabilities	$ 7,841	$ 9,305

At fiscal year ended 2025, the Company had federal net operating loss ("NOL") carry forwards of approximately $2.1 million. This NOL is related to the acquisitions of Flesh and Impressions Direct. The NOL is subject to a Section 382 limitation of $0.2 million per year and expiring in 2040. Based on historical earnings and expected sufficient future taxable income, management believes it will be able to fully utilize the NOL.

Accounting standards require a two-step approach to determine how to recognize tax benefits in the financial statements where recognition and measurement of a tax benefit must be evaluated separately. A tax benefit will be recognized only if it meets a "more-likely-than-not" recognition threshold. For tax positions that meet this threshold, the tax benefit recognized is based on the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority.

At fiscal years ended 2025 and 2024, unrecognized tax benefits related to uncertain tax positions, including accrued interest and penalties of $0.1 million and $0.1 million, respectively, are included in other liabilities on the consolidated balance sheets and would impact the effective rate if recognized. The interest expense associated with the unrecognized tax benefit is not material. A reconciliation of the change in the unrecognized tax benefits for fiscal years ended 2025 and 2024 is as follows (in thousands):

	2025	2024
Balance at March 1, 2024	$ 238	$ 202
Additions based on tax positions	—	66
Reductions due to lapses of statues of limitations	(73)	(30)
Balance at February 28, 2025	$ 165	$ 238

The Company is subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. The Company has concluded all U.S. federal income tax matters for years through 2021. All material state and local income tax matters have been concluded for years through 2020.

The Company recognizes interest expense on underpayments of income taxes and accrued penalties related to unrecognized non-current tax benefits as part of the income tax provision. Other than amounts included in the unrecognized tax benefits, the Company did not recognize any interest or penalties for the fiscal years ended 2025, 2024 and 2023.

(14) Earnings per Share

Basic earnings per share have been computed by dividing net earnings by the weighted average number of common shares outstanding during the applicable period. Diluted earnings per share reflect the potential dilution that could occur if stock options or other contracts to issue common shares were exercised or converted into common stock.

The following table sets forth the computation for basic and diluted earnings per share for the fiscal years ended:

	2025	2024	2023
Basic weighted average common shares outstanding	26,025,452	25,842,798	25,818,737
Effect of dilutive RSUs	133,556	97,278	132,404
Diluted weighted average common shares outstanding	26,159,008	25,940,076	25,951,141
Earnings per share			
Basic	$ 1.55	$ 1.65	$ 1.83
Diluted	$ 1.54	$ 1.64	$ 1.82
Cash dividends	$ 3.50	$ 1.00	$ 1.00

The Company treats unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) as participating securities, which are included in the computation of earnings per share. Our unvested restricted shares participate on an equal basis with common shares; therefore, there is no difference in undistributed earnings allocated to each participating security. Accordingly, the presentation above is prepared on a combined basis. At fiscal year-end 2025 and 2024, 31,251 and 52,500 stock options were excluded from the calculation above, respectively. Their effect would be anti-dilutive. No options were outstanding at the end of fiscal year 2023.

(15) Commitments and Contingencies

In the ordinary course of business, the Company also enters into real property leases, which require the Company as lessee to indemnify the lessor from liabilities arising out of the Company's occupancy of the properties. The Company's indemnification obligations are generally covered under the Company's general insurance policies.

From time to time, the Company is involved in various litigation matters arising in the ordinary course of business. The Company does not believe the disposition of any current matter will have a material adverse effect on its consolidated financial position or results of operations.

In October 2023, Crabar/GBF, Inc., a subsidiary of Ennis, was awarded $5.8 million in actual damages, exemplary damages and attorney's fees in a case against Wright Printing Company, its owner Mark Wright, and CEO Mardra Sikora. Given the defendants' pending appeal, we have not yet recognized a contingent gain from the October 2023 judgment. Nevertheless, the defendants have posted cash bonds that total approximately $5.1 million, which should be recoverable by the Company if defendants' appeal is unsuccessful.

Ennis and one of its subsidiaries are defendants in a lawsuit in Arizona concerning the lease of the former B&D Litho facility that was closed in 2019. The plaintiff landlord generally alleges that the defendants failed to maintain the leased premises in good condition. The landlord seeks more than $4.0 million in repair costs and other consequential damages even though the landlord sold the facility without making the supposedly necessary repairs. The Company has denied the landlord's allegations and is vigorously contesting the landlord's unreasonable claim. The Court has made a preliminary ruling that defendants failed to maintain the facility's air conditioning equipment, paved surfaces and roof in good condition even though the landlord had assumed responsibility for some of those maintenance obligations. The Company has accrued a liability reserve of approximately $0.4 million related to this claim. The case will not be tried until the first calendar quarter of 2026.

(16) Supplemental Cash and Non-Cash Flow Information

Net cash flows from operating activities that reflect cash payments for interest and income taxes, are as follows for the three fiscal years ended (in thousands):

	2025	2024	2023
Supplemental disclosure of cash flow information			
Interest paid, net	$ —	$ —	$ —
Income taxes paid, net of refunds	$ 16,370	$ 19,233	$ 17,966

In fiscal year 2023, the Company recorded a non-cash transaction of a $4.5 million note receivable in connection with the sale of an unused manufacturing facility.

(17) Related Party Transactions

The Company leases a facility and sells product to an entity controlled by a board member of the Company. The total right-of-use asset and related lease liability for each of the three fiscal years ended February 28, 2025, February 29, 2024, and February 28, 2023 was $1.7 million and $1.7 million, $0.4 million and $0.4 million and $0.8 million and $0.8 million, respectively. Total lease payments made to, and sales made to, the related party for each of the three fiscal years ended February 28, 2025, February 29, 2024, and February 28, 2023 were approximately $0.5 million and $2.7 million, $0.4 million and $3.0 million and $0.4 million and $3.5 million, respectively.

(18) <u>Concentrations of Risk</u>

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and trade receivables. Cash is placed with high-credit quality financial institutions. The Company believes its credit risk with respect to trade receivables is limited due to industry and geographic diversification. As disclosed on the Consolidated Balance Sheets, the Company maintains an allowance for credit losses against its trade receivables to cover the Company's estimate of credit losses associated with accounts receivable.

Our customer population includes one customer with 5.3% of our consolidated accounts receivables and no single customer account for as much as five percent of our consolidated net sales at fiscal year ended February 28, 2025. No single customer accounts for as much as five percent of our consolidated net sales or accounts receivables during fiscal years 2024 or 2023.

The Company, for quality and pricing reasons, purchases its paper products from a limited number of suppliers. For fiscal years 2025, 2024 and 2023, the Company purchased 42%, 40%, and 50%, respectively, of its materials from one third party vendor. As of February 28, 2025 and February 29, 2024, the net amount due to the vendor was $2.5 million and $1.4 million, respectively. While other sources may be available to the Company to purchase these products, they may not be available at the cost or at the quality the Company has come to expect.

For the purposes of the Consolidated Statements of Cash Flows, the Company considers cash to include cash on hand and in bank accounts. The Federal Deposit Insurance Corporation insures accounts up to $250,000. At February 28, 2025, cash balances included $66.5 million that was not federally insured because it represented amounts in individual accounts above the federally insured limit for each such account. This at-risk amount is subject to fluctuation on a daily basis. While management does not believe there is significant risk with respect to such deposits as we have not experienced any losses in such accounts and we believe that we have placed our cash on deposit with financial institutions which are financially stable, we cannot be assured that we will not experience losses on our deposits.

(19) <u>Segment Reporting</u>

The Company's CODM is its Chairman, President, and Chief Executive Office. The CODM evaluates performance and allocates resources on a consolidated basis using consolidated net income, earnings releases, investor presentations, and the Company's SEC filings, as well as through the approval of the Company's annual budget and forecast.

The single operating segment is also our single reportable segment called "Print" and derives its operating revenues from the manufacturing of mostly custom or semi-custom printed products sold mostly to independent distributors in the United States. Independent distributors are responsible for selling the printed product to the end consumer. The single reportable segment derives its revenues by manufacturing print products at homogeneous printing plants dispersed throughout the United States.

The accounting policies of this single reportable segment are the same as those described in the summary of significant accounting policies to the consolidated financial statements.

The CODM assesses the performance of this reportable segment using the entity-wide revenue and expense information reported on the Statement of Operations and the more detailed expense categories disclosed in the table below. The primary measure of segment profit (loss) is consolidated net income (loss) as reported on the Statement of Operations. In addition, segment assets reviewed by the CODM are reported on the Company's Consolidated Balance Sheets as total assets.

(Dollars in thousands)	2025		2024		2023	
Segment operating net sales	$	394,618	$	420,109	$	431,837
Segment operating expenses						
Product purchases		126,993		139,131		139,945
Compensation expense		83,082		85,975		86,683
Product supplies		24,623		26,439		28,583
Manufacturing depreciation		8,275		9,189		9,580
Other product cost (1)		34,351		34,033		35,996
Segment cost of goods sold		277,324		294,767		300,787
Segment SG&A expenses						
Compensation expense		43,731		44,261		46,766
Depreciation expense		568		674		600
Amortization expense		7,726		7,649		7,176
Other expense (2)		13,353		16,246		16,251
Segment SG&A expenses		65,378		68,830		70,793
Other segment items						
(Gain) loss sale of asset		(58)		53		(5,896)
Interest (income) expense		(4,872)		(3,973)		(771)
Other expense		1,392		1,308		1,994
Provision for income tax		15,232		16,526		17,630
Consolidated net earnings	$	40,222	$	42,597	$	47,300

(1) Other product cost includes manufacturing overhead and freight expenses.
(2) SG&A other expenses include utility services, bank fee and professional services not included in the manufacturing process.

(20) Subsequent Event

On April 11, 2025 the Company acquired the assets of Northeastern Envelope Company ("NEC") for $35.0 million in cash. The acquisition strengthens the Company's envelope converting, printing capabilities, and expands its customer base. The Company did not incur significant acquisition costs in connection with this acquisition. The acquisition qualifies as a business combination and will be accounted for using the acquisition method of accounting. The Company expects to report NEC in our single reportable segment, Print.

As a result of limited access to NEC information required to prepare initial accounting, together with the limited time since the acquisition date and the effort required to conform the financial statements to the Company's practices and policies, the initial accounting for the business combination is incomplete at the time of this filing. As a result, the Company is unable to provide the amounts recognized as of the Acquisition date for the major classes of assets acquired and liabilities assumed, pre-acquisition contingencies and any potential residual goodwill. Also, the Company is unable to provide pro forma revenues and earnings of the combined entity. This information will be included in the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2025.

Exhibit 19

**INSIDER TRADING POLICY**

ENNIS, INC.

INSIDER TRADING POLICY

Effective as of May 1, 2025

1. **Purpose of this Policy.**

    In the course of performing your duties for Ennis, Inc., you may from time to time receive or become aware of material nonpublic information ("**MNPI**") about the Company and its subsidiaries (the "**Company**") or other companies that do business with the Company. This Insider Trading Policy (the "**Policy**") furnishes guidelines concerning information that may be "material" and "nonpublic" and your legal obligations and obligations to the Company relating to the use or disclosure of MNPI regarding the Company or such other companies.

    The Company has adopted this Policy to promote compliance with applicable securities laws, known as "insider trading" laws, which prohibit persons who receive or become aware of MNPI about the Company (or other companies that do business with the Company) from trading in the Company's (or such other company's) securities or providing MNPI to others who may trade in the Company's (or such other company's) securities on the basis of that information.

    Insider trading laws can impose legal liability not only on individuals who fail to comply with these laws, but also to the Company as the employer of individuals who violate these laws. Accordingly, the Company has adopted this Policy not only to guide the individuals associated with the Company who are covered by the Policy, but also to protect the Company from legal liability and promote its business interest in maintaining an impeccable reputation for integrity.

2. **Effectiveness of this Policy.**

    This Policy is effective as of the date set forth at the top of this page and supersedes any previous insider trading policy of the Company. In the event of any conflict or inconsistency between this Policy and any other materials previously distributed by the Company, this Policy shall govern. In addition, each Covered Person (as defined below) is responsible for complying with applicable law as then in force and effect. Accordingly, in the event of any conflict or inconsistency between this Policy and applicable law, or any omission from this Policy, Covered Persons are not excused from complying with applicable law.

3. **Compliance Officer for this Policy.**

    The Chief Financial Officer is the compliance officer (the "**Compliance Officer**") for this Policy. The Compliance Officer, or the Board of Directors of the Company, may designate additional officers of the Company to serve as Compliance Officer for this Policy from time to time. Any questions concerning this Policy should be directed to, and all interpretations of this Policy shall be made by, a duly designated Compliance Officer.

4. **To Whom This Policy Applies**

    This Policy is applicable to all directors, officers and all employees of the Company, whether located in or outside of the United States, as well as partnerships in which any such person is a general partner, trusts of which any such person is a trustee, estates of which any such person is an administrator or executor and other legal entities that any such person controls (the "**Covered Persons**"). The Compliance Officer may also determine from time to time that other persons who may have access to MNPI due to their activities with the Company shall be subject to this Policy. Any persons so identified by the Compliance Officer shall also be "Covered Persons" for purposes of this Policy.

5. **Policy.**

If a Covered Person is in possession of MNPI relating to the Company, that person may not, directly or indirectly, buy, sell or engage in other transactions in securities of the Company (to be broadly construed to include equity, debt and convertible securities of the Company, and derivatives (whether or not issued by the Company) linked to or exercisable for securities of the Company (the "**Company Securities**"), except as set forth in Section (8) below, or engage, directly or indirectly, in any other action to disclose to others ('tipping") or benefit from or take advantage of that information (for example, recommending transactions in Company Securities). This policy does not prohibit the exercise of options to purchase the Company's common stock or the conversion of restricted stock units into shares of common stock upon vesting.

This Policy also applies to MNPI relating to any other company with publicly-traded securities, including the Company's customers, suppliers or other business relations, obtained in the course of the Covered Person's employment by, service to or other relationship with the Company.

Additional restrictions on buying, selling or engaging in other transactions in Company Securities apply to directors, executive officers and Section 16 Officers (as defined below) of the Company, as described in Section 9. below.

6. **Definitions and Explanations.**

(a) **When Information is "Material".**

In order to determine whether information is material, it must be evaluated in the context of all facts and circumstances at play at the time. Information is considered "material" if:

- a reasonable investor would consider the information important in deciding to buy, sell or hold Company Securities;

- release of the information could produce a qualitative change to the package of information disclosed to the public by the Company; or

- public disclosure of the information would be likely to have a significant effect on the market price of Company Securities.

Material information can be positive or negative and can relate to virtually any aspect of the Company's business. Information that is or may be material includes (but is not limited to) the following, depending upon all facts and circumstances at the time of assessment:

- unpublished financial or operating results, positive or negative;

- projections or changes in projections of financial or operating results, upwards or downwards;

- a pending or proposed corporate transaction involving the Company, such as merger, acquisition or divestiture;

- a pending or proposed public offering or private placement of securities of the Company or other financing for the Company outside of the ordinary course of business;

- a pending or proposed repurchase or redemption of Company Securities;

- the gain or loss of a significant customer or supplier;

- changes in senior management;

- execution of a business contract that is important to the Company financially, strategically or otherwise;

- significant regulatory approvals or challenges;

- pending or threatened litigation of potential significance to the Company, or settlement or other resolution of ongoing litigation;

- a change in the Company's independent registered public accounting firm;

- the need to restate financial statements;

- impending bankruptcy or liquidity problems; and

- other material events or developments that the Company is required to disclose in a Form 8-K to be filed with the Securities and Exchange Commission ("**SEC**").

(b) **When Information is "Nonpublic".**

Information is "nonpublic" if it has not been disclosed to the public. In order for information to be considered public, it must be widely disseminated; for example, through:

- newswire releases;

- widely available broadcasts on television and radio;

- publication in widely available newspapers or news websites; or

- disclosure in the Company's periodic reports filed with the SEC.

Publication on the Company's website can also contribute to wide dissemination of information (and may itself constitute wide dissemination depending upon the extent to which the Company has established its website as a vehicle for timely release of important Company information in accordance with SEC guidance).

After a wide dissemination of material information, a reasonable period of time must elapse for the investing public to process the information. As a rule of thumb, two full trading days following wide dissemination is regarded as a reasonable waiting period before such information is deemed to be "public" and no longer "nonpublic" for purposes of this Policy. The Compliance Officer may determine that a different waiting period is appropriate with respect to particular Company disclosures based upon prevailing facts and circumstances. For the avoidance of doubt, Covered Persons should consult the Compliance Officer when contemplating transactions in Company Securities shortly after public disclosures by the Company.

(c) **Be Mindful of How a Transaction May be Viewed in Hindsight.**

If a particular transaction (or group of transactions) is challenged by enforcement authorities, it will be viewed with the benefit of hindsight. As a result, before engaging in any transaction, a Covered Person should give careful thought to whether any facts and circumstances exist that could raise suspicions about the propriety of the proposed transaction after the fact; for example, as to whether information that the Covered Person has become aware of may be construed as "material" and "nonpublic." Before trading in the Company Securities, Covered Persons must obtain approval from the Compliance Officer of any trading of Company Securities.

7. **Guidelines.**

(a) *Non-disclosure of Material Nonpublic Information (MNPI)*

MNPI must not be disclosed to anyone unless it has first been widely disseminated to the public as described above, except to other Company personnel who have a need to know the information and are bound by a confidentiality obligation to the Company and covered by this Policy, or third party agents of the Company (such as accountants, investment bankers or outside legal counsel) whose positions require them to have access to such information, but who are bound by a professional obligation to protect its confidentiality.

(b) *Prohibited Trading in Company Securities.*

No person may place a purchase or sell order or recommend that another person place a purchase or sell order in Company Securities when they are aware of MNPI concerning the Company that has not been disclosed to the public. As noted above, for purposes of the prohibition expressed in this Policy, "Company Securities" should be construed broadly, and the terms "purchase" or "sell" should also be interpreted broadly to include transactions involving Company Securities such as elections or changes in elections under Company Securities purchase plans, loans, pledges, gifts, charitable donations and other contributions of Company Securities.

(c) *"Tipping" Information to Others.*

Covered Persons may be liable for communicating or tipping MNPI to any third party ("tippee"). Further, insider trading violations are not limited to trading or tipping by Covered Persons. Persons other than Covered Persons also can be liable for insider trading, including tippees who trade on MNPI tipped to them and individuals who trade on MNPI which has been misappropriated.

Tippees inherit a Covered Person's duties under this Policy and applicable insider trading laws and may be held liable for trading on MNPI illegally tipped to them by a Covered Person. Similarly, just as Covered Persons are liable for the insider trading of their tippees, so are tippees who communicate the information to others who trade. In other words, a tippee's liability for insider trading is no different from that of a Covered Person. Tippees can obtain MNPI in deliberate ways, such as the direct receipt of a tip, or in less deliberate or obvious ways, such as conversing at social, business or other gatherings. In addition, insider trading liability can arise if a Covered Person misappropriates information for purposes of securities trading in breach of a duty of confidentiality—for example, a fiduciary obligation to a party that provides confidential information after entering into a non-disclosure agreement with the Company.

(d) *Prohibitions Involving Securities of Other Companies.*

As described in paragraphs (a), (b) and (c) above, no Covered Person may disclose MNPI, engage in prohibited trading or "tip" information to others to the extent the Covered Person becomes aware of MNPI about another company in the course of business activities on behalf of the Company.

(e) *No Hedging of Company Securities.*

The Company believes that purchases of hedging instruments that protect against downward changes in Company's stock price can result in the purchaser no longer having the same objectives as the Company's other stockholders because they are no longer subject to the full risks of stock ownership. Accordingly, no employee of the Company or member of the Company's Board of Directors may engage in any hedging transaction that would result in lack of exposure to the full risks of stock ownership. Prohibited hedging transactions include, but are not limited to, collars, forward sale contracts, trading in publicly-traded options, puts, calls or other derivative instruments related to Company stock or debt.

(f) *No Margin Accounts, Pledging or Short Sales of Company Securities.*

No Covered Person may hold Company Securities in a margin account, pledge Company Securities as collateral for a loan or "short" sell Company Securities.

8. **Exceptions.**

(a) *No Sale/No Purchase Transactions.*

The prohibitions of this Policy do not apply to bona fide gifts of Company Securities (i.e., for no consideration), except that any such transaction should be pre-cleared by the Compliance Officer as provided in Section 9(c). In addition, this Policy does not restrict purchases and sales of mutual funds, similar professionally managed "commingled pools" or exchange-traded funds that invest in Company Securities in addition to securities of other companies.

(b) *Transactions under Company Equity Plans.*

The prohibitions of this Policy do not apply to a Covered Person's exercise of a stock option granted under a Company equity plan for cash, but do apply to any sale of Company Securities received upon exercise of an option in the open market, regardless of whether the sale is to pay the exercise price or for tax withholding. Similarly, this Policy does not apply to a Covered Person's surrender of Company Securities to the Company or the retention and withholding from delivery to the Covered Person of shares by the Company (i.e., a so-called "net settlement") upon vesting of restricted stock in satisfaction of tax withholding obligations in a manner permitted by the applicable equity award agreement or the Company equity plan pursuant to which the restricted stock was granted.

9. ***Additional Provisions Applicable to Special Insiders.***

    (a) ***Special Insiders.***

This Section 9. sets forth additional provisions applicable to the following individuals associated with the Company (referring to the publicly-traded entity, not its subsidiaries) ("**Special Insiders**"):

- each member of the Board of Directors of the Company;

- each "executive officer" of the Company, as described in Rule 3b-7 under the Exchange Act;

- each individual designated as an "officer" of the Company for purposes of Section 16 under the Exchange Act (a "Section 16 Officer"); and

- each other individual designated as a Special Insider by the Compliance Officer from time to time.

    (b) ***Blackout Periods/Trading Windows.***

Special Insiders are prohibited from trading in Company Securities during blackout periods: (a) the Company's regularly scheduled quarterly blackout period commencing at the close of the market on the [tenth] business day prior to the end of each fiscal quarter and ending [two] business days after the Company's "earnings release" is issued to the public relating to the Company's financial information for the concluded fiscal quarter and (b) special blackout periods instituted by the Company on a discretionary basis, upon notice to Special Insiders, when news of pending material events or other MNPI regarding the Company that is anticipated to be disclosed has not yet been publicly disclosed. Subject to pre-clearance as provided in Section 9(c). below, Special Insiders are generally permitted to trade when no blackout period is in effect; provided, however, that even during an open trading window, a Special Insider who is aware of MNPI may not trade in Company Securities until the information has been made publicly available as described above, or is no longer material.

    (c) ***Pre-Clearance.***

Special Insiders must obtain prior clearance from the Compliance Officer before buying, selling or engaging in any transaction in Company Securities (except as described in Section 9(e). below), including any exercise of stock options. The Compliance Officer will evaluate each proposed transaction to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations. Any advice will relate solely to legal considerations and not the merits of the investment decision. Clearance of a transaction will be valid only for a 48-hour period. If the transaction order is not placed within that 48-hour period, clearance of the transaction must be re-requested from the Compliance Officer. Once a Special Insider has completed a transaction in the Company Securities, the Special Insider must immediately provide to the Compliance Officer documentation reflecting the Company Securities traded, the volume traded and the prices the Special Insider paid or received for the Company Securities.

    (d) ***Short-Swing Trading.***

Special Insiders who purchase Company Securities may not sell any Company Securities of the same class for at least six months after the purchase. Note that in addition to this Policy, under Section 16(b) of the Exchange Act, any "short-swing profits" realized by a Section 16 Officer or director of the Company from a "matching" purchase and sale or "matching" sale and purchase of Company Securities occurring within a six-month period would be subject to disgorgement to the Company. Transactions in the Company's stock that occur after a person has ceased by ben an Insider are generally exempt from Section 16 reporting requirements. However, if a transaction occurs after a reporting person ceases to be an Insider, but within six months of a transaction that took place while the person still acted in such capacity, all of the reporting requirements and short-swing profit rules of Section 16 would remain in place as if the person were still an Insider.

    (e) ***Rule 10b5-1 Plans.***

A Special Insider's trades may be exempt from this Policy if made under a properly pre-established and maintained written trading plan, known as a "Rule 10b5-1 plan." If the Rule 10b5-1 plan meets all of the requirements for such a plan, and the purchases or sales of Company Securities are actually made in accordance with the terms and conditions of the plan, the trades will not be deemed to have been made "on the basis of" MNPI, even if the Special Insider who established the plan is actually aware of MNPI at the time of execution of the transactions provided for by the plan.

A properly designed Rule 10b5-1 plan must meet the following requirements:

- The plan was established when the Special Insider was unaware of MNPI concerning the Company;

- The plan specifies the number (or dollar value) of Company Securities to be purchased or sold, the price (which may be a fixed price, market price or minimum/maximum price) at which the shares are to be traded, and the date of the trade, or provides a written formula or algorithm for determining the timing, amount and price of the trade (or the plan can give a third party such as a designated broker the exclusive right to determine the timing, amount and price of the trade);

- The plan does not permit the Special Insider to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, however, that if a third party (such as a broker) is designated under the terms of the plan to determine the timing, amount and price of trades, the third party must not have been aware of the MNPI about the Company or Company Securities when it makes its trading decisions; and

- The plan must be entered into in good faith and not as part of a scheme to evade insider trading prohibitions and include a representation in the plan certifying at the time of adoption or modification that the Special Insider is (1) not aware of any MNPI; and (2) adopting the plan in good faith and not as part of a scheme to evade Rule 10b5-1.

Any new Rule 10b5-1 plan, or amendment or termination of an existing Rule 10b5-1 plan, must be reviewed and approved by the Compliance Officer; *provided, however*, that trades occurring under an approved Rule 10b5-1 plan do not require pre-clearance.

ENNIS, INC.

INSIDER TRADING POLICY

CERTIFICATION

I have received a copy of and read the Insider Trading Policy of Ennis, Inc. and its subsidiaries (the "**Company**"). I understand and agree to comply with the policies and procedures set forth in the Insider Trading Policy.

I understand and agree that my failure to comply with the Insider Trading Policy in all respects may constitute a basis for the termination for cause of my employment by or other service relationship with the Company, or other appropriate disciplinary action.

Signature: _____
Name: _____
Date: _____

Exhibit 21

Subsidiaries of the Registrant

The Registrant directly or indirectly owns 100 percent of the outstanding voting securities of the following subsidiary companies.

Name of Company	Jurisdiction
Ennis, Inc.	Texas
Ennis Business Forms of Kansas, Inc.	Kansas
Calibrated Forms Co., Inc.	Kansas
Print Your Marketing, Inc.	Delaware
Admore, Inc.	Texas
PFC Products, Inc.(1)	Delaware
Ennis Acquisitions, Inc.	Nevada
Texas EBF, LP	Texas
Ennis Sales, LP	Texas
Ennis Management, LP	Texas
Adams McClure, LP	Texas
American Forms I, LP	Texas
Northstar Computer Forms, Inc.	Minnesota
General Financial Supply, Inc. (2)	Iowa
Crabar/GBF, Inc.	Delaware
Royal Business Forms, Inc.	Texas
Tennessee Business Forms Company	Tennessee
TBF Realty, LLC (3)	Delaware
Specialized Printed Forms, Inc.	New York
SPF Realty, LLC (4)	Delaware
Block Graphics, Inc.	Oregon
B&D Litho of Arizona, Inc.	Delaware
Skyline Business Forms, Inc.	Delaware
Skyline Business Properties, LLC (5)	Delaware
Kay Toledo Tag	Ohio
Specialized Service Partners	Wisconsin
American Paper Converting LLC	Ohio
Independent Printing Company, Inc.	Delaware
Wright Business Graphics LLC	Oregon
Integrated Print and Graphics	Delaware
The Flesh Company	Missouri
Impressions Direct, Inc. (6)	Missouri
SPM Marketing LLC	Texas

(1) A wholly-owned subsidiary of Admore, Inc.
(2) A wholly-owned subsidiary of Northstar Computer Forms, Inc.
(3) A wholly-owned subsidiary of Tennessee Business Forms, Inc.
(4) A wholly-owned subsidiary of Specialized Printed Forms, Inc.
(5) A wholly-owned subsidiary of Skyline Business Forms, Inc.
(6) A wholly-owned subsidiary of The Flesh Company

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1. Registration Statement (Form S-8 No. 333-38100) pertaining to the Ennis, Inc. 401(k) Plan,

2. Registration Statement (Form S-8 No. 333-44624) pertaining to the Ennis, Inc. 401(k) Plan,

3. Registration Statement (Form S-8 No. 333-175261) pertaining to the Long-Term Incentive Plan of Ennis, Inc., and

4. Registration Statement (Form S-8 No. 333-260034) pertaining to the Long-Term Incentive Plan of Ennis, Inc.;

of our reports dated May 13, 2025, with respect to the consolidated financial statements of Ennis, Inc. as of February 28, 2025 and February 29, 2024 and the three fiscal years then ended and the effectiveness of internal control over financial reporting of Ennis, Inc. as of February 28, 2025 included in this Annual Report (Form 10-K) of Ennis, Inc. for the year ended February 28, 2025.

/s/ CohnReznick LLP

Frisco, Texas
May 13, 2025

Exhibit 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Keith S. Walters, certify that:

1. I have reviewed this annual report on Form 10-K of Ennis, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-15(f) and 15d-15(f) for the Registrant and we have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

    d) Disclosed in this annual report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/S/ KEITH S. WALTERS
Keith S. Walters
Chairman of the Board, Chief Executive Officer and President
May 13, 2025

Exhibit 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Vera Burnett, certify that:

1) I have reviewed this annual report on Form 10-K of Ennis, Inc.;

2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4) The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-15(f) and 15d-15(f) for the Registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   d) Disclosed in this annual report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5) The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/S/ VERA BURNETT
Vera Burnett
Chief Financial Officer
May 13, 2025

Exhibit 32.1

SECTION 1350 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Keith S. Walters, Chairman of the Board and Chief Executive Officer of Ennis, Inc. (the "Company"), certify, that pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code:

(1) The Company's Annual Report on Form 10-K for the year ended February 28, 2025, as filed with the Securities Exchange Commission on the date hereof (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) Information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company as of the dates and for the periods expressed in the Report.

/S/ KEITH S. WALTERS
Keith S. Walters
Chairman of the Board, Chief Executive Officer and President
May 13, 2025

The foregoing Certification is being furnished solely pursuant to 18 U.S.C. Section 1350; it is not being filed for purposes of Section 18 of the Securities Exchange Act, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation languages in such filing.

Exhibit 32.2

SECTION 1350 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Vera Burnett, Chief Financial Officer of Ennis, Inc. (the "Company"), certify, that pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code:

(1) The Company's Annual Report on Form 10-K for the year ended February 28, 2025, as filed with the Securities Exchange Commission on the date hereof (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) Information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company as of the dates and for the periods expressed in the Report.

/S/ VERA BURNETT
Vera Burnett
Chief Financial Officer
May 13, 2025

The foregoing Certification is being furnished solely pursuant to 18 U.S.C. Section 1350; it is not being filed for purposes of Section 18 of the Securities Exchange Act, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation languages in such filing.

Financial & Other Company Information

Copies of our financial information, such as this Annual Report on Form 10-K and our Proxy Statement to our shareholders, as filed with the Securities and Exchange Commission (SEC), Quarterly Reports on Form 10-Q, and other filings with the SEC may be viewed or downloaded from the Company's website: www.ennis.com

Alternatively, you can order copies, free of charge, by contacting Ms. Sharlene Reagan – Executive Assistant to our Chief Financial Officer at: sharlene_reagan@ennis.com

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held on July 17, 2025, beginning at 10:00 a.m., local time. The meeting will take place at the Midlothian Conference Center located at One Community Circle, Midlothian, Texas 76065.

Common Stock

Ennis, Inc. common stock is listed on the New York Stock Exchange under the tickler symbol "EBF."

As of May 6, 2025, there were approximately 26.1 million shares outstanding and approximately 596 shareholders of record.

FISCAL YEAR 2025 STOCK PRICE PERFORMANCE

High:	$25.75
Low:	$18.88
Close (2/28/25):	$21.20

Number of Employees

More than 1,856 worldwide at February 28, 2025

Corporate Address

2441 Presidential Parkway
Midlothian, Texas 76065

Investor Relations

Keith S. Walters
Chairman of the Board, CEO and President
2441 Presidential Parkway
Midlothian, Texas 76065
800.752.5386
keith_walters@ennis.com

Independent Accountants

CohnReznick LLP

Outside Corporate Counsel

Shackelford, McKinley & Norton, L.L.P.

Shareholder Services

Computershare Investor Services, LLC

Certifications

Ennis has filed with the SEC as exhibits to its Annual Report on Form 10-K for the year ended February 28, 2025, the certification of each of its Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act. In addition, Ennis has submitted to the New York Stock Exchange the required certification of the Chief Executive Officer with respect to Ennis' compliance with the New York Stock Exchange's corporate governance listing standards.

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein due to changes in economic, business, competitive, technology, strategic and or regulatory factors. More detailed information about these factors is set forth in our Quarterly Reports on Form 10-Q, as filed with the SEC, and in this Annual Report on Form 10-K under the caption "Certain Risk Factors." Ennis is under no obligation to [and expressly disclaims any such obligation to] update or alter its forward-looking statements, whether as a result of new information, subsequent events or otherwise.

Corporate Publications

Copies of Ennis, Inc.'s Annual Report on Form 10-K (excluding exhibits) and other filings with the SEC are available without charge upon written request to Ennis, Inc., 2441 Presidential Parkway, Midlothian, Texas 76065, Attn: Investor Relations, or by email: investor@ennis.com. All such filings are also available on our website: www.ennis.com/about/investor-relations/

Trademark Information

All trademark and service marks referenced herein are owned by the respective trademark or service mark owners.



ENNIS, INC.
Corporate Headquarters
2441 Presidential Parkway · Midlothian, TX. 76065

ennis.com

Designed by Ennis National Marketing
Printed by UMC Print, a division of Ennis, Inc. located in Overland Park, KS.